SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

October 29, 2004

 AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
 South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: Report for the quarter and nine months ended September 30, 2004, prepared in accordance with International Financial Reporting Standards (IFRS)



Report

for the quarter and nine months ended 30 September 2004

Group results for the quarter...

❖ Production for the quarter increased by 9% to 1.628Moz
❖ Total cash costs rose by 5% to $272/oz, due mainly to continued strengthening of operating currencies and the effects of inflation
❖ South African total cash costs increased by only 3% to R60,687/kg, despite a 7% mid-year wage increase
❖ Average spot gold price rose 2% to $402/oz; received price[1] of gold up $7/oz to $392/oz
❖ Adjusted headline earnings[2] decreased by 16% to $43m due to cost increases

		Quarter ended Sept 2004	Quarter ended June 2004	Nine months ended Sept 2004	Nine months ended Sept 2003	Quarter ended Sept 2004	Quarter ended June 2004	Nine months ended Sept 2004	Nine months ended Sept 2003
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	50,623	46,330	135,370	131,457	1,628	1,490	4,352	4,226
Price received[1]	- R/kg / $/oz	80,572	81,276	82,896	88,852	392	385	393	354
Total cash costs[3]	- R/kg / $/oz	55,744	55,162	55,727	52,206	272	260	265	208
Total production costs[3]	- R/kg / $/oz	69,582	68,659	69,166	63,716	340	324	328	254
Financial review									
Operating profit	- R / $ million	602	203	1,520	3,607	97	26	230	463
Adjusted operating profit[4]	- R / $ million	631	702	2,216	3,303	98	108	337	422
Net profit (loss)	- R / $ million	253	(70)	431	1,721	40	(12)	66	219
Headline earnings (loss)	- R / $ million	274	(22)	538	1,794	44	(5)	82	228
Adjusted headline earnings[2]	- R / $ million	280	322	1,001	1,628	43	51	153	207
Capital expenditure[3]	- R / $ million	1,004	1,012	2,583	2,181	156	153	393	279
Earnings (loss) per ordinary share	- cents/share								
Basic		96	(28)	175	773	15	(5)	27	98
Diluted		96	(28)	175	769	15	(5)	27	98
Headline		104	(9)	218	805	17	(2)	33	102
Adjusted headline[2]		106	127	405	731	16	20	62	93
Dividends	- cents/share			170	375			26	51

Notes:
1. Price received including realised non-hedge derivatives.
2. Headline earnings (loss) before unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps.
3. 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.
4. Operating profit excluding unrealised non-hedge derivatives.

$ represents US dollar, unless otherwise stated.

Quarter 3 2004


Russia
Veduga [1]
Asacha [1]
Rodnikovoe
Mongolia
Ikh Shankh
China
Philippines
Red 5 properties
SE Asia
Australia
Sunrise Dam
Astro
Cosmo
Hammerhead
Neville
Lord Byron
Boddington
Kimin
Geita
Geita Hill
Nyankanga
Tanzania
DRC
South African Operations
Moab Khotsong
Republic of South Africa
Namibia
Navachab
FW Deep
Anomaly 16
Mali
Morila
Ghana
Obuasi
50 Deeps
Iduapriem & Teberebie South
Bibiani
S Mali
Siguiri
Guinea
Sadiola
Phase VII
FE3 & FE4
Yatela
AGA Brazil
Lamego
Carruagem
Corrego do Sitio
Cachorro Bravo
Brazil
Argentina
Cerro Vanguardia
Loma North
Gabriela
Peru
Serra Grande
Mina I
Corpo IV
Santos Reis
Central America
U.S.A.
Canada
Cripple Creek & Victor
Wildhorse Ext
Hoosier Pass
Alaska
West Pogo
ER
Eagle
Livengood
AngloGold Ashanti operations with brownfields exploration
AngloGold Ashanti greenfields exploration
New frontier areas
1. Held through minority stake in Trans Siberian Gold

Operations **at a glance**

for the quarter ended 30 September 2004

	Price received[1]		Production		Total cash costs		Cash operating profit[2]		Adjusted operating profit[3]	
	$/oz	% Variance[4]	oz (000)	% Variance[4]	$/oz	% Variance[4]	$m	% Variance[4]	$m	% Variance[4]
Great Noligwa	410	5	207	6	233	4	33	10	29	12
TauTona	409	5	144	(2)	253	10	22	5	13	–
Sunrise Dam	418	(1)	112	15	231	(9)	19	(17)	13	(28)
AngloGold Ashanti Brazil	370	(6)	64	(2)	130	1	16	(6)	13	(7)
Cerro Vanguardia[6]	380	5	61	30	145	(22)	16	60	9	200
Kopanang	408	5	119	(2)	303	15	12	(8)	9	(10)
Cripple Creek & Victor	325	(1)	90	18	218	5	12	(8)	2	(50)
Mponeng	408	5	118	12	314	(3)	10	67	3	100
Geita[5]	368	3	148	6	294	30	8	(43)	–	(100)
Bibiani	397	2	46	84	235	(1)	7	133	2	–
Sadiola[6]	397	1	38	(14)	267	15	6	–	3	(25)
Serra Grande[6]	363	(7)	24	4	136	9	6	–	5	–
Iduapriem[6]	375	(6)	55	104	252	(18)	5	–	2	–
Yatela[6]	402	2	24	(4)	233	(2)	4	–	2	(33)
Morila[6]	361	2	37	9	248	4	3	(25)	–	(100)
Obuasi	379	(5)	94	32	300	3	3	(25)	(4)	–
Navachab	387	(2)	18	13	301	(6)	1	(50)	1	–
Freda-Rebecca	447	7	5	25	394	(12)	1	200	–	100
Tau Lekoa	408	5	70	(14)	406	28	–	(100)	(4)	(500)
Ergo	409	5	53	(10)	391	–	(2)	–	(2)	–
Siguiri[6]	384	–	23	35	504	31	(2)	–	(1)	50
Savuka	409	5	43	13	451	(2)	(3)	25	(5)	29
Other			35	13			14	(13)	8	(11)
AngloGold Ashanti	**392**	2	**1,628**	9	**272**	5	**191**	2	**98**	(9)

[1] Price received includes realised non-hedge derivatives.
[2] Adjusted operating profit plus amortisation of mining assets less non-cash revenues.
[3] Operating profit excluding unrealised non-hedge derivatives.
[4] Variance September 2004 quarter on June 2004 quarter – increase (decrease).
[5] Attributable 100% from May 2004.
[6] Attributable.



Financial and **operating review**

OVERVIEW OF THE THIRD QUARTER

Although the September quarter was operationally better than the previous period, a favourable inventory adjustment during the second quarter and higher third quarter costs saw adjusted operating profit fall 9% to $98m. Gold production for the quarter, at 1.628Moz, increased by 9% on the second quarter's production of 1.490Moz or by 3% if the two months of Ashanti production included in the June quarter is adjusted to assume a full quarter's production. The received price of gold rose by $7/oz to $392/oz compared with an average spot price of $402/oz and total cash costs increased by 5% to $272/oz, while total production costs rose by 5% to $340/oz.

In terms of production, Sunrise Dam in Australia had an excellent quarter, increasing by 15% to a record 112,000oz. Two of the former Ashanti assets, Iduapriem and Bibiani, also showed significant improvement, as did Cerro Vanguardia in Argentina and Cripple Creek & Victor in the US, with production increases of 30% and 18%, respectively. In South Africa, the majority of the operations maintained their performances quarter-on-quarter, while Great Noligwa and Mponeng demonstrated a marked improvement in the area of production. Tau Lekoa and Ergo were the only South African assets that significantly underperformed this quarter, with the production of the region as a whole nevertheless increasing by 1%. Geita and Obuasi both underperformed this quarter.

As noted, total cash costs for the quarter increased by $12/oz, from $260/oz in the second quarter to $272/oz. The continued strengthening of operating currencies ($7/oz) and the effect of inflation ($8/oz) were the main contributors to this increase, with the latter primarily represented in rising diesel prices, contractor mining costs and the South African mid-year wage increase. These unit cost increases were partially offset by higher recovered grades however, and it should be noted that the South African operations managed to restrict unit costs to R60,687/kg, despite the 7% wage increase.

Corporate costs were reduced by $3m, although this benefit was offset by increases in marketing and exploration expenditures. Net financing costs decreased by $1m, while other net income

increased by $7m and taxation on adjusted headline earnings went down by $3m. The net result of these movements, together with this quarter's reduced adjusted operating profit, was a 16% decline in adjusted headline earnings to $43m.

In the previous quarter, there was an unrealised loss of $82m on non-hedge derivatives. This quarter, the loss is only $1m and consequently net profit rose from a loss of $12m in the previous quarter to a profit of $40m in the third quarter.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa**, volume mined increased by 6% quarter-on-quarter, due to improved face length and face advance. Mainly as a result of a better mining mix, grade improved by 7% and gold production increased by 5% to 6,427kg (207,000oz). Total cash costs increased by 1% to R47,641/kg ($233/oz) primarily due to the higher power costs over the winter months and the expected mid-year wage increase. Adjusted operating profit improved by 11% to R185m ($29m), as a result of the higher gold production. The Lost Time Injury Frequency Rate (LTIFR) deteriorated by 2% to 10.67 lost time injuries per million hours worked. Regrettably, two employees lost their lives in falls of ground accidents.

At **Kopanang**, the volume mined was 2% lower than that of the previous quarter, although still in line with expectations. Gold production fell by 3% to 3,707kg (119,000oz) despite a 3% increase in tonnage treated for the quarter. Total cash costs increased by 11% to R61,912/kg ($303/oz) because of higher labour, power, explosives and support costs. Adjusted operating profit, down 19% to R56m ($9m), was unfavourably impacted by lower gold production. LTIFR improved slightly over the quarter to 11.72. Though a million fatality-free shifts were achieved on 10 July 2004, one employee died from a fall of ground accident later in the quarter.



Tau Lekoa's volume mined fell by 2% following a Department of Minerals and Energy decision to stop work on Sundays for three weeks after a fatality occurred in June. Yield fell by 9% to 3.8g/t, though there should be a slight improvement in grade in the short term.

The lower volumes and yield resulted in a 13% decrease in gold production to 2,184kg (70,000oz). Total cash costs increased by 24% to R83,134/kg ($406/oz) as a result of the lower gold output and the mid-year wage increase. Tau Lekoa's operating results have been significantly affected this quarter by reduced revenues and higher costs, resulting in an adjusted operating loss of R22m ($4m). LTIFR improved by 22% to 12.56.

At **Mponeng**, volume mined improved by 5% to bring results up to targeted levels. Yield increased by 11% due to a higher-than-anticipated grade and gold production rose by 12% to 3,657kg (118,000oz). Despite the mid-year wage increase, total cash costs fell by 6% to R64,344/kg ($314/oz). Operating results reversed the loss recorded last quarter and benefited from the higher revenues related to the improved gold production to post an adjusted operating profit of R19m ($3m). The LTIFR deteriorated by 2% to 9.23. Half a million fatality-free shifts were achieved on 9 September 2004.

Savuka's volume mined improved by 10% this quarter, due to additional face length from new ledging operations in the lower Carbon Leader Reef (CLR). Yield has shown an 8% improvement to 6.36g/t following a substantial increase in the recorded face value, especially in the Ventersdorp Contact Reef (VCR) on 68-75 levels. As the new ledging operations are predominantly located in higher grade areas, gold production rose by 15% to 1,340kg (43,000oz). Total cash costs decreased by 6% to R92,197/kg ($451/oz), the consequence of improved gold output, though this benefit was partially offset by the mid-year wage increase. Adjusted operating losses decreased by 27% to R30m ($5m). LTIFR deteriorated to 17.90 and one employee died as a result of a seismic event.

At **TauTona**, volume mined improved by 9%, mainly due to a 3% increase in face length and a 6% improvement in face advance. Yield fell 4% as the benefit of higher face values was partially negated by increased development. Gold production fell by 2% to 4,474kg (144,000oz) as lower yield offset advantage of increased tonnes treated. Total cash

costs rose by 6% to R51,642/kg ($253/oz) as a result of the reduced gold output and the mid-year wage increase. Adjusted operating profit fell by 1% to R86m ($13m) and the LTIFR deteriorated to 12.57. Two employees died during the quarter – one, the result of a fall of ground and the other after a slip and fall accident.

At **Ergo**, the tonnes treated decreased by 17% because, as the operation nears closure, the clean-up material is increasingly difficult to treat. In addition, 3.5 days were lost due to a strike by the monitoring contractor's employees. Yield increased marginally from the second quarter rate of 0.23g/t but gold production, impacted by the lower volumes, declined by 11% to 1,645kg (53,000oz). Total cash costs improved by 4% to R79,848/kg ($391/oz) as a result of lower throughput and reduced by-product losses from the closure of the acid plant. Operating losses improved slightly from the previous quarter to R11m ($2m). LTIFR improved by 50% to 0.84.

Moab Khotsong's gold production of 80kg (2,600oz), which is up slightly from last quarter's 66kg, is not included in the South Africa region's production, as the revenue continues to be capitalised against pre-production costs. Commercial production is scheduled for 2006. After three years of exemplary safety performance, one employee died during the quarter due to a fall of ground. LTIFR was up slightly quarter-on-quarter to 6.59.

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable), gold production increased as planned by 30% to 61,000oz due to a 40% improvement in grade, which was a result of a better mix of high-grade ore from the pits. The improved mix compensated for a 6% decrease in ore treated, which resulted from plant operational difficulties that have since been resolved.

Total cash costs were 22% lower at $145/oz, mainly owing to higher gold production and a 3% local currency devaluation, although higher inflation and lower silver by-product revenue partially offset these benefits. Adjusted operating profit improved to $9m as a result of a 32% increase in gold revenue, including a 5% higher received price. LTIFR during the third quarter improved from 7.24 to 4.81, after the implementation of a comprehensive risk management programme.

AUSTRALIA

Production at **Sunrise Dam** increased by 15% to a record 112,000oz. Recovered grade rose by 10% to 3.81g/t as mining operations moved into higher grade areas as planned. Total cash costs decreased by 9% to A$325/oz ($231/oz) and adjusted operating profit dropped by 33% to A$18m ($13m) due to an inventory build-up in the second quarter. For the quarter, 826m of underground capital development was completed and underground drilling is in progress. The LTIFR improved significantly to 2.39.

Work continued this quarter on the November 2000 **Boddington** Expansion Feasibility Study update. All three parties involved remain committed to completing the study and optimising the project.

BRAZIL

At **AngloGold Ashanti Brazil**, gold production was marginally lower at 64,000oz. Total cash costs were 1% higher at $130/oz, mainly due to higher maintenance costs on drilling, a collective labour agreement, higher inflation and a 3% appreciation in the local currency. The effect of these factors was partially offset by a higher acid by-product credit. Adjusted operating profit fell by 7% to $13m, mainly due to a 6% decrease in the realised price. LTIFR, at 2.29, increased from the excellent safety performance of the second quarter.

At **Serra Grande** (50% attributable), gold production rose by 4% to 24,000oz due to a 3% increase in the ore treated. This was partially offset by a 1% reduction in recovered grade. Total cash costs were 9% higher at $136/oz primarily due to higher inflation, local currency appreciation and to a collective labour agreement. Adjusted operating profit was maintained at $5m. The first lost time injury in 16 months occurred at Serra Grande this quarter, bringing the LTIFR to 2.45.

GHANA

At **Bibiani,** production increased 21% from 38,000oz (normalised) to 46,000oz and total cash costs were down slightly at $235/oz. In September, there was a failure of the south pit wall adjacent to the entrance of the underground portal, resulting in the covering of a portion of the high-grade ore at the southern end of the pit. Backfilling to remedy the wall failure will be completed in November, when the pit bottom will be re-accessed and mining of the remaining ore will recommence. Access to the underground workings has been temporarily affected by the slip but once access is secured, underground development and exploration activities will resume.

As a result of the slope failure, the fourth quarter gold production forecast has been adjusted downwards to reflect the processing of stockpile material rather than newly mined, higher-grade ores from the main pit. There were no lost time injuries this quarter.

At **Iduapriem** (85% attributable), gold production increased 34% on normalised second quarter production to 55,000oz and total cash costs declined to $252/oz. Though throughput at the CIP plant of 1.06Mt was lower than expected due to a gearbox problem in late September, the feed grade was higher than anticipated, resulting in better gold production at the plant. Total tonnage mined, at 5.7Mt, was in line with expectations but structural damage to an excavator will affect the mine grade in the next quarter until the problem has been fully rectified.

During the fourth quarter, a mine-to-mill study and an engineering cost review of both the processing plant and crushing and ore transfer systems will commence. The results of these exercises will aid in re-engineering the operation to reduce operating costs and optimise throughput. No lost time injuries occurred during the quarter.

At **Obuasi**, gold production declined 12% quarter-on-quarter from 107,000oz (normalised) to 94,000oz, primarily due to insufficient developed and drilled underground reserves, which resulted in decreased mining flexibility. As reported last quarter, new trackless mining equipment has been delivered to the mine and an operator training programme is underway to ensure that the utilisation and availability of this new equipment meets planned levels going forward. Reorganisation of the planning and technical functions is also ongoing and, combined with the new equipment delivery, should result in underground production rates being restored to planned levels over the course of the next year. Total cash costs, which

increased to $300/oz, were higher than expected, due to the impact of fixed costs and lower production levels. The LTIFR at Obuasi was 1.75.

REPUBLIC OF GUINEA

Operations at **Siguiri** (85% attributable) during the third quarter continued to reflect the effects of a government embargo implemented in May on fuel and the sale of gold. Although fuel deliveries have recommenced and the embargo on gold sales has been lifted, an unexpected shortage of cement supplies resulted in reduced crushing and stacking operations. Consequently, mining during the third quarter concentrated primarily on waste stripping and production decreased slightly quarter-on-normalised-quarter to 23,000oz, while total cash costs increased to $504/oz. Cement supplies have now been sourced and full production on the heap leach pad is expected by early November.

Construction of the carbon-in-pulp plant continues and, as noted last quarter, the plant is on track for commissioning during the first quarter of 2005. Production for the fourth quarter, however, will nevertheless be impacted by the delay in the CIP plant construction, as well as by the cement shortage, which prevents the current plant from operating at full capacity. The LTIFR for the quarter was 1.89.

MALI

At **Morila** (40% attributable), production was 9% higher than that of the previous quarter at 37,000oz, the result of an 11% increase in recovered grade. The benefit of the improved grade was partially offset by a 3% reduction in tonnage throughput, which resulted from a SAG mill gearbox replacement that took ten days in August, in addition to a motor change in the primary crusher in September.

Total cash costs were 4% higher quarter-on-quarter at $248/oz, mainly due to inflation, althought improved grade partially counteracted this effect. Increased inflation was primarily the result of higher diesel prices and mining contractor costs. Adjusted operating profit for the quarter was $0.2m.

The plant expansion was operating at design capacity by the end of the third quarter and mining is on schedule to feed higher grade ore from Pit Three in the fourth quarter. Significantly improved grades, higher throughput and increased gold production are expected next quarter. Negotiations regarding the productivity bonus dispute are ongoing. There were no lost time injuries during the quarter.

At **Sadiola** (38% attributable), gold production decreased by 14% to 38,000oz due to lower grades; feed grade was high in the previous quarter to compensate for low throughput in the first quarter. Total cash costs increased by 15% to $267/oz as a result of the grade decline and increased inflation. Adjusted operating profit decreased to $3m also owing to the grade decline. Looking ahead, both production and grade are expected to increase in the fourth quarter. There were no lost time injuries during the quarter.

Production at **Yatela** (40% attributable), at 24,000oz, was 4% below that of the previous quarter due to a decrease in tonnage stacked. Tonnage throughput was adversely affected by wet material chokes and poor footing conditions on the leach pad, though recovered grade, at 3.61g/t, remained consistent with that of the previous quarter.

Total cash costs went down by 2% to $233/oz, mainly due to decreased volumes and reduced economies of scale. Adjusted operating profit declined by 33% to $2m due to lower volumes mined and higher amortisation. The effect on adjusted operating profit by these factors, however, was partially mitigated by the quarter's consistent grade. A production increase is expected in the fourth quarter. LTIFR deteriorated to 1.72.

NAMIBIA

At **Navachab**, gold production rose by 13% to 18,000oz due to a 7% improvement in recovered grade and a 6% increase in tonnage throughput. Total cash costs decreased by 6% to $301/oz as a result of improved volume and grade, as well as better efficiency rates. A $1m adjusted operating profit is the result of increased gold production. There were no lost time injuries this quarter.

TANZANIA

At **Geita** (100% attributable from May 2004), production for the third quarter decreased to 148,000oz from 168,000oz (normalised) in the



second quarter. Tonnage throughput was 7% higher, though grade decreased by 1%. Total cash costs increased 30% to $294/oz, due to increased mining contractor costs and a continued strengthening in the diesel price, while additional costs were incurred from a mill liner replacement and higher plant maintenance costs. Significant improvements in grade and gold production are expected during the fourth quarter.

Negative grade, inflation and cost variances resulted in a slight operating loss, though these factors were partially offset by favourable volume and inventory movements due to the sale of gold stock carried over from the second quarter. LTIFR deteriorated to 2.13.

USA

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until initial loans are repaid), production was 18% higher than that of the previous quarter at 90,000oz, due to improved solution head grade through the processing plant. This improved grade is attributable to better chemistry on the leach pad and an inventory reduction. Total cash costs increased by 5% to $218/oz and adjusted operating profit decreased from $4m to $2m. The benefit of improved gold production was more than offset by inventory movements, increased amortisation expenses and higher fuel costs.

The new processing facilities at CC&V exceeded design capacity during the quarter and haul truck hours ended the period slightly above planned levels. The leach pad drilling programme highlighted last quarter was completed in

September and Phase 4C of the leach pad construction is scheduled for completion in October 2004. Results have confirmed the leach pad inventory with respect to recoverable ounces. There were no lost time injuries for the quarter.

ZIMBABWE

Freda-Rebecca produced 5,000oz for the quarter, down from 6,000oz (normalised) in the last period. Total cash costs of $394/oz were down significantly from the $447/oz previously recorded. No lost time injuries occurred during the quarter.

On 10 September, AngloGold Ashanti announced the sale of Freda-Rebecca to South Africa-based Mwana Africa Holdings for a cash consideration of $2.255m. Closure of the transaction is subject to regulatory consents and approvals.

PROSPECTS FOR THE FOURTH QUARTER AND YEAR

For the fourth quarter, AngloGold Ashanti anticipates producing approximately 1.7Moz at a total cash cost of about $262/oz, assuming the third quarter exchange rate of R6.37. For the full year, the company continues to expect to produce approximately 6.1Moz at a total cash cost of about $263/oz, assuming an exchange rate of R6.58 for the year. The $3/oz increase in the total cash cost estimate is the result of a slightly stronger rand assumption and a higher oil price.

Notes:
- All references to price received include the realised non-hedge derivatives.
- All references to adjusted operating profit refer to operating profit excluding unrealised non-hedge derivatives.
- All references to adjusted headline earnings refer to headline earnings excluding unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps.
- In the case of joint venture operations, all production and financial results are attributable to AngloGold Ashanti.
- Rounding of figures may result in computational discrepancies.



Exploration

AngloGold Ashanti's exploration activities are focused on discovering long-life, low-cost orebodies, utilising multi-disciplinary teams and appropriate state-of-the-art exploration techniques and technology.

In **South Africa**, surface drill hole MMB4 at Moab Khotsong confirmed facies and grade models of the Vaal Reef in the Lower Mine Block. The short deflection programme has been completed with assay results listed below.

Inter-section	Depth	Corr.Width (cm)	AU g/t	cmg/t	Repre-senta-tive
1	3,206.23	129.2	53.37	6,897	Yes
2	3,206.19	113.5	49.47	5,614	Yes
3	3,206.21	129.1	16.11	2,080	No
4	3,209.23	60.9	9.85	600	No
5	3,210.97	138.4	29.97	4,149	Yes
6	3,211.36	125.2	27.52	3,445	Yes
7	Results awaited				

At Geita in **Tanzania**, down-dip extension diamond drilling at Geita Hill continues to yield positive results to the north and north-east of the pit. Drilling results at Samena and Jumanne, located 5km to the west of the Nyankanga pit, continue to be encouraging.

At Sadiola in **Mali**, 98% of the Phase VII infill drilling of the Hard Sulphides Project has been completed and results to date remain consistent with those from previous drill campaigns.

Satellite oxide Mineral Resource conversion drilling was completed at FE3 Southern Extension and results continue to confirm the grade and tenor of previous drilling campaigns. Infill drilling has commenced at FE4 West.

Pit contiguous infill drilling on the Morila Shear Zone Extension was completed. A Mineral Resource estimate is in progress.

Greenfields exploration in southern Mali ceased during the rainy season. Assay results received from previous drilling at the Kola, Garalo and Banzana prospects in this area showed encouraging intersections.

At Obuasi in **Ghana,** underground diamond drilling continued to focus on the below 50 Level Deeps area. At Bibiani, exploration focused on the generation of additional underground Mineral Resources.

At Siguiri in **Guinea,** exploration drilling focused on potential strike and depth extensions to the existing pits and the potential satellite deposits within the mining lease.

Drilling at the Kimin project in **Democratic Republic of Congo** has been delayed until next quarter, due to drill rig unavailability.

In **Namibia** at Navachab, drilling is in progress on the FW Deep project, targeting zones at depths below the known mineralisation. Drilling is in progress to assess the economic potential of Anomaly 16, situated 5km south-west of the pit.

In **North America** at Cripple Creek & Victor, the northern boundary of the Wildhorse Extension is being drilled to increase the Mineral Resource. Drill testing of underground targets at Hoosier Pass yielded seven widely spaced intercepts ranging from 3m at 4.0g/t to 8m at 12.1g/t and further drilling is planned.

Both the ER & Eagle projects in the West Pogo area of **Alaska** were drill tested and are under evaluation. Continued positive regional exploration results in the Pogo area have led to the acquisition of additional ground. Drilling will commence in the fourth quarter in the Livengood area.

In **Brazil** at Lamego, drilling on the western limb and fold hinge zone of the Cabeça de Pedra target intersected sub-economic mineralisation. An exploration ramp to access the Carruagem zone was initiated during the quarter.

At Córrego do Sítio, a total of 528m of underground ore development has been completed at Cachorro Bravo on the three principal ore horizons, at an average grade of 11.44g/t over a mean horizontal width of 2.33m.

Drilling at Carvoaria Velha-Bocaina (located 2km north-east of Cachorro Bravo) confirmed the down-plunge continuity of the known oxide mineralisation.

At Serra Grande, drilling concentrated on potential open-pit targets in the Mina I and Corpo IV areas. Results indicate potentially economic but narrow shoots at Mina I-West and



Santos Reis with grades in the 1-4g/t range over widths of 1-6m.

Target generation, drill target definition and prospect evaluation continued in various parts of **Peru** with drilling of new prospects planned to commence in late 2004 and early 2005.

At Cerro Vanguardia in **Argentina,** follow-up and Mineral Resource delineation drilling within the central area concentrated on the Loma North Sector and on the Gabriela vein.

At Sunrise Dam in **Australia**, drilling from surface and underground continued to focus on underground targets at Astro, Cosmo and Hammerhead, yielding positive results with the Mineral Resource likely to be increased in these areas by year-end.

Drilling at Neville, 1km north of the underground portal, has extended mineralisation 50m down-dip, confirming a new underground target.

Rotary Airblast (RAB), Reverse Circulation (RC) and diamond drilling was completed this quarter at the recently acquired Lord Byron prospect, located approximately 60km east of Sunrise Dam, extending the Mineral Resource and confirming the interpreted higher-grade shoot controls. RAB drilling identified two new targets 400m and 4km from Lord Byron where further drilling will be required.

In October, AngloGold Ashanti agreed to take a share placement in and form a strategic alliance with Red 5 Limited, an Australian-based exploration company with tenements in the **Philippines**.

In **Mongolia,** the Ikh Shankh property, a porphyry target located in the southern Gobi Desert, was tested with four drill holes but no significant mineralisation was intersected.

In **China,** target generation activities and project reviews are continuing.



Review of the **gold market**

After the price correction of the second quarter, the period under review saw the gold price consolidate, and then resume the upward trend of the past three years. The market closed at the high for the quarter of $418/oz, $25/oz higher than the price at the close of the second quarter. The average spot price for the quarter of $402/oz was up by $8/oz on the average price for the previous quarter. The trading range of $34/oz showed a reduction in volatility in the price after the range of $59/oz in the second quarter. *See graph 1 "Gold/US$ Spot Price : 2004".*

GOLD

Following the second quarter fall in the gold price on the back of fears of a credit squeeze in China and a hard landing for the Chinese economy, and the associated sell-off in commodities that accompanied this fear, the gold price has regained most of its strength during the third quarter.

Since the end of the quarter, the price has come close to the high of $430/oz seen in the first quarter of this year. Whilst the gold price continues to be most responsive to movements in the US dollar exchange rate against the euro, the price has also shown some independence during the quarter, rising firmly even when there has been little movement in the currency markets. This would seem to reflect increased investor interest in gold as part of a broader move of investment money towards hard assets. This pattern has been evident in other markets during this period. This does not necessarily signal a disconnect from the US dollar or the US economy and gold is likely to benefit from dollar weakness in the future. It is rather that the gold market seems to have found supplementary reasons for appealing to investors, to the benefit of the price today.

Once again, the vehicle for interest in gold was primarily the New York Commodities Exchange (Comex), and the movement in the dollar gold spot price reflects increasing interest in gold on the exchange during the quarter. The net open position at the end of September reached over 19Moz, and has remained since then at almost 20Moz net long. This figure is very close to the all-time high net position on the Comex of 22.6Moz net long in the first week of April 2004, and the gold price has tracked this interest closely. News from the US economy in particular, and the direction of the US dollar during the balance of this quarter, will be important factors in the behaviour of investors towards gold on Comex going forward.

See graph 2 "NY Comex : Nett Open Interest and Gold Price : 2004".

PHYSICAL DEMAND

The physical market for gold remains relatively quiet and the market is dependent on investment demand to clear the supply/demand balance. Nevertheless, there has been encouraging news from some areas of a year-on-year recovery in gold offtake. Demand for gold for jewellery in Turkey was particularly strong in the first half of 2004, although it should be borne in mind that an important part of this growth arises from Turkey winning market share from Italy, the developed world's largest gold jewellery manufacturer. The market in mainland China also reported positive growth due entirely to a new category of modern 18ct gold jewellery introduced by the World Gold Council to that market. With the end of the monsoon season and the commencement of the auspicious period for marriages in India, there has been some recovery in offtake in the Indian market in spite of the higher US dollar spot prices.

CURRENCIES

Since early 2004, the US dollar has recovered from its weakest position in the current cycle of $1.30 to the euro. For much of this year, the dollar has traded sideways in a range of $1.18-$1.24 to the euro. However, most commentators see this sideways movement as temporary and forecast an inevitable further decline of the US currency against both the euro and the yen.

Market forecasts project the dollar between $1.30 and $1.40 against the euro and between Y100 and Y105 by the end of 2005. Even the exceptions to these forecasts see the dollar only in a sideways channel, trading between $1.15 and $1.20, rather than any measurable strengthening of the US currency. In structural terms, there are economic circumstances – particularly in the shape of rising deficits in the US economy – which would seem to make it likely that the US dollar should weaken further, and possibly substantially. In previous economic cycles, budget and current account deficits in the US have made recession almost inevitable in order to bring economic fundamentals back into balance. However, with the other major economies (Japan and Europe) showing lower growth rates and more serious economic structural problems, and with the significant role played in global trade flows today by China, it is not yet certain that recession is quite as inevitable.

See graph 3 "US$/Euro Exchange Rate : 2001-2004

A period of weakness in the South African currency during the quarter was followed by an unexpected rate cut of 50 basis points by the South African Reserve Bank, which caused the market to pause briefly. However, for the rest of the quarter, the rand performed robustly.

The average exchange rate for the quarter of R6.37 to the US dollar is the strongest average exchange rate for a quarter since the final quarter of 1999. The rand shows no sign of weakness in the current market circumstances. In many ways, the strength of the currency over the past two years is justified on sound economic terms – the South African economy today is well managed with a low budget deficit, an effective fiscal regime and declining inflation. There is probably more good news to come (for example, in regard to further country risk ratings), which will bolster the currency further in the short term.

HEDGING

As at 30 September 2004, the net delta hedge position of AngloGold Ashanti was 12.71Moz or 395.3t, valued at the spot price of gold on that date of $418.80/oz. This net delta position reflects a slight increase of some 212,000oz or 6.6t in the net size of the combined AngloGold Ashanti hedge compared with the end of the previous quarter. This increase is due entirely to the increase in the delta volume of short call options in the hedge value at a gold price $25/oz higher than the price at which the hedge was valued on 30 June 2004. Outright forward contracts declined quarter-on-quarter by some 340,000oz, or 10.5t. The marked-to-market value of the position as at 30 September 2004 was negative $1,139m, again reflecting the sharply higher dollar price against which the hedge was valued in comparison with the previous valuation at 30 June 2004. The company continues to manage its hedge positions actively, and to reduce overall levels of pricing commitments in respect of future production of gold.

GRAPH 1



GRAPH 2

NY COMEX : NETT OPEN INTEREST AND GOLD PRICE : 2004



GRAPH 3

US$/EURO EXCHANGE RATE : 2001-2004





Hedge **position**

As at 30 September 2004, the group had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the company on this date was 12.71Moz or 395.3t (at 30 June 2004: 12.5Moz or 388.9t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $1.139bn (negative R7.346bn) as at 30 September 2004 (as at 30 June 2004: $927.1m or R5.71bn). This value at 30 September 2004 was based on a gold price of $418.80/oz, exchange rates of R/$6.45 and A$/$0.7258 and the prevailing market interest rates and volatilities at that date.

As at 27 October 2004, the marked-to-market value of the hedge book was a negative $1.192bn (negative R7.42bn), based on a gold price of $425.50/oz and exchange rates of R/$6.2275 and A$/$0.7452 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

Year	2004	2005	2006	2007	2008	2009-2013	Total
DOLLAR GOLD							
Forward contracts — Amount (kg)	18,558	51,150	39,918	38,519	28,256	62,779	239,180
$ per oz	$323	$329	$341	$343	$360	$370	$347
Put options purchased — Amount (kg)	2,264	3,381	5,481	1,455			12,581
$ per oz	$391	$347	$355	$292			$352
*Delta (kg)	750	496	871	50			2,167
Put options sold — Amount (kg)	6,532	2,799	4,354				13,685
$ per oz	$369	$345	$339				$355
*Delta (kg)	746	181	432				1,359
Call options purchased — Amount (kg)	6,551	8,947	1,538	2,003			19,039
$ per oz	$350	$339	$370	$361			$348
*Delta (kg)	6,518	8,395	1,243	1,671			17,827
Call options sold — Amount (kg)	10,556	38,075	22,208	20,647	22,096	46,833	160,415
$ per oz	$370	$383	$351	$346	$358	$375	$367
*Delta (kg)	9,328	32,634	18,948	18,046	18,807	39,590	137,353
RAND GOLD							
Forward contracts — Amount (kg)						933	933
Rand per kg						R116,335	R116,335
Put options purchased — Amount (kg)	933		1,875				2,808
Rand per kg	R80,538		R93,602				R89,261
*Delta (kg)	11		550				561
Put options sold — Amount (kg)	5,443		1,400				6,843
Rand per kg	R84,801		R88,414				R85,540
*Delta (kg)	1,466		365				1,831
Call options purchased — Amount (kg)	933						933
Rand per kg	R79,251						R79,251
*Delta (kg)	933						933
Call options sold — Amount (kg)	4,747	5,735	6,119	746	2,986	8,958	29,291
Rand per kg	R91,727	R129,890	R118,721	R173,119	R187,586	R216,522	R154,850
*Delta (kg)	3,580	1,093	1,900	81	360	1,854	8,868

	Year	2004	2005	2006	2007	2008	2009-2013	Total
A DOLLAR GOLD								
Forward contracts	Amount (kg)	5,494	4,199	9,331	8,398	3,110	6,501	37,033
	A$ per oz	A$578	A$599	A$671	A$648	A$665	A$678	A$645
Put options purchased	Amount (kg)		1,244					1,244
	A$ per oz		A$585					A$585
	*Delta (kg)		517					517
Put options sold	Amount (kg)	1,400	1,244					2,644
	A$ per oz	A$574	A$553					A$564
	*Delta (kg)	481	253					734
Call options purchased	Amount (kg)		3,110	6,221	3,732	3,110	4,354	20,527
	A$ per oz		A$724	A$673	A$668	A$680	A$707	A$688
	*Delta (kg)		289	2,776	1,998	1,902	2,867	9,832
Call options sold	Amount (kg)	1,400	1,244					2,644
	A$ per oz	A$581	A$602					A$591
	*Delta (kg)	557	573					1,130
Total net gold:	Delta (kg)	28,134	81,544	66,702	61,425	48,631	108,790	395,227
	Delta (oz)	904,532	2,621,689	2,144,528	1,974,868	1,563,532	3,497,663	12,706,812

The following table indicates the group's currency hedge position at 30 September 2004

	Year	2004	2005	2006	2007	2008	2009-2013	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)							
	Rand per $							
Put options purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Put options sold	Amount ($)							
	Rand per $							
	*Delta ($)							
Call options purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Call options sold	Amount ($)	50,000						50,000
	Rand per $	R6.54						R6.54
	*Delta ($)	17,597						17,597
A DOLLAR (000)								
Forward contracts	Amount ($)		55,237					55,237
	$ per A$		A$0.59					A$0.59
Put options purchased	Amount ($)							
	$ per A$							
	*Delta ($)							
Put options sold	Amount ($)							
	$ per A$							
	*Delta ($)							
Call options purchased	Amount ($)							
	$ per A$							
	*Delta ($)							
Call options sold	Amount ($)							
	$ per A$							
	*Delta ($)							
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)							
	$ per BRL							
Put options purchased	Amount ($)	3,300	600					3,900
	$ per BRL	BRL3.13	BRL3.38					BRL3.17
	*Delta ($)	3,139	503					3,642
Put options sold	Amount ($)	2,550	600					3,150
	$ per BRL	BRL2.79	BRL3.21					BRL2.87
	*Delta ($)	506	415					921
Call options purchased	Amount ($)							
	$ per BRL							
	*Delta ($)							
Call options sold	Amount ($)	3,300	600					3,900
	$ per BRL	BRL3.23	BRL3.55					BRL3.28
	*Delta ($)	90	43					133



Year	2004	2005	2006	2007	2008	2009-2013	Total
DOLLAR SILVER							
Forward contracts Amount (kg)							
$ per oz							
Put options purchased Amount (kg)	7,776	31,104	31,104				69,984
$ per oz	$7.00	$7.00	$7.00				$7.00
*Delta (kg)	3,781	13,977	12,731				30,489
Put options sold Amount (kg)	7,776	31,104	31,104				69,984
$ per oz	$6.06	$6.06	$6.06				$6.06
*Delta (kg)	1,466	7,962	8,608				18,036
Call options purchased Amount (kg)							
$ per oz							
*Delta (kg)							
Call options sold Amount (kg)	7,776	31,104	31,104				69,984
$ per oz	$8.00	$8.00	$8.00				$8.00
*Delta (kg)	1,758	11,172	14,229				27,159

*   The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 September 2004.



Group **operating results**

			Quarter ended September 2004 Unaudited	Quarter ended June 2004 Unaudited	Nine months ended September 2004 Unaudited	Nine months ended September 2003 Unaudited	Quarter ended September 2004 Unaudited	Quarter ended June 2004 Unaudited	Nine months ended September 2004 Unaudited	Nine months ended September 2003 Unaudited
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Milled	- 000 tonnes	/ - 000 tons	3,634	3,471	9,911	9,951	4,006	3,825	10,925	10,968
Yield	- g / t	/ - oz / t	7.40	7.43	7.62	7.96	0.216	0.217	0.222	0.232
Gold produced	- kg	/ - oz (000)	26,907	25,794	75,471	79,213	865	830	2,426	2,547
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	8,439	10,140	27,714	27,779	9,303	11,178	30,549	30,621
Yield	- g / t	/ - oz / t	0.35	0.29	0.31	0.27	0.010	0.009	0.009	0.008
Gold produced	- kg	/ - oz (000)	2,921	2,963	8,621	7,484	94	95	277	240
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	37,407	35,522	99,983	95,484	41,234	39,156	110,212	105,253
Treated	- 000 tonnes	/ - 000 tons	5,462	4,668	13,059	10,870	6,021	5,145	14,395	11,982
Stripping ratio	- t (mined total - mined ore) / t mined ore		6.03	6.33	6.78	9.28	6.03	6.33	6.78	9.28
Yield	- g / t	/ - oz / t	2.97	2.92	3.05	3.29	0.087	0.085	0.089	0.041
Gold in ore	- kg	/ - oz (000)	15,684	11,459	32,991	19,541	504	368	1,061	628
Gold produced	- kg	/ - oz (000)	16,200	13,635	39,773	35,789	521	439	1,279	1,151
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	17,733	17,559	52,903	41,546	19,547	19,357	58,316	45,797
Placed [1]	- 000 tonnes	/ - 000 tons	5,359	5,672	15,741	13,321	5,907	6,253	17,352	14,684
Stripping ratio	- t (mined total - mined ore) / t mined ore		1.82	2.18	2.14	2.47	1.82	2.18	2.14	2.47
Yield [2]	- g / t	/ - oz / t	0.78	0.84	0.82	0.83	0.023	0.024	0.024	0.024
Gold placed [3]	- kg	/ - oz (000)	4,200	4,756	12,926	11,027	135	153	416	355
Gold produced	- kg	/ - oz (000)	4,595	3,938	11,505	8,971	148	126	370	288
TOTAL										
Gold produced	- kg	/ - oz (000)	50,623	46,330	135,370	131,457	1,628	1,490	4,352	4,226
Gold sold	- kg	/ - oz (000)	51,511	45,495	135,540	131,385	1,656	1,463	4,358	4,224
Price received	- R / kg	/ - $ / oz - sold	80,572	81,276	82,896	88,852	392	385	393	354
Total cash costs [4]	- R / kg	/ - $ / oz - produced	55,744	55,162	55,727	52,206	272	260	265	208
Total production costs [4]	- R / kg	/ - $ / oz - produced	69,582	68,659	69,166	63,716	340	324	328	254
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	375	385	367	238	12.05	12.39	11.79	8.30
Actual	- g	/ - oz	367	356	356	229	11.79	11.46	11.46	8.04
CAPITAL EXPENDITURE [4]	- Rm	- $m	1,004	1,012	2,583	2,181	156	153	393	279

[1] Tonnes (Tons) placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Group **income statement**

SA Rand million	Notes	Quarter ended September 2004 Unaudited	Quarter ended June 2004 Unaudited	Quarter ended September 2003 Unaudited	Nine months ended September 2004 Unaudited	Nine months ended September 2003 Unaudited
Gold income		4,171	3,705	3,735	11,173	11,580
Cost of sales	2	(3,651)	(3,091)	(2,821)	(9,323)	(8,638)
		520	614	914	1,850	2,942
Non-hedge derivatives		82	(411)	390	(330)	665
Operating profit		602	203	1,304	1,520	3,607
Corporate administration and other expenses		(84)	(105)	(46)	(265)	(213)
Market development costs		(30)	(22)	(29)	(78)	(94)
Exploration costs		(75)	(72)	(68)	(206)	(215)
Interest receivable		63	72	56	219	191
Other net income (expenses)		13	(35)	(31)	(32)	(130)
Finance costs		(129)	(112)	(77)	(385)	(217)
Fair value gains (losses) on interest rate swaps		24	(15)	7	(10)	7
Profit (loss) before exceptional items		384	(86)	1,116	763	2,936
Amortisation of goodwill		(48)	(54)	(54)	(153)	(168)
Impairment of mining assets		(8)	-	(252)	(8)	(347)
Profit on disposal of assets and subsidiaries		36	7	280	63	336
Profit (loss) on ordinary activities before taxation		364	(133)	1,090	665	2,757
Taxation	3	(72)	87	(334)	(133)	(938)
Profit (loss) on ordinary activities after taxation		292	(46)	756	532	1,819
Minority interest		(39)	(24)	(27)	(101)	(98)
Net profit (loss)		253	(70)	729	431	1,721
Adjusted operating profit						
The operating profit has been adjusted by the following to arrive at adjusted operating profit:						
Operating profit		602	203	1,304	1,520	3,607
Unrealised non-hedge derivatives		29	499	(300)	696	(304)
Adjusted operating profit		631	702	1,004	2,216	3,303
Headline earnings						
The net profit has been adjusted by the following to arrive at headline earnings:						
Net profit (loss)		253	(70)	729	431	1,721
Amortisation of goodwill		48	54	54	153	168
Impairment of mining assets		8	-	252	8	347
Profit on disposal of assets and subsidiaries		(36)	(7)	(280)	(63)	(336)
Current and deferred taxation on exceptional items	3	1	1	(81)	9	(106)
Headline earnings (loss)		274	(22)	674	538	1,794
Unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps		5	514	(307)	706	(311)
Deferred tax on unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps	3	1	(170)	130	(243)	145
Adjusted headline earnings		280	322	497	1,001	1,628
Earnings (loss) per ordinary share (cents)						
- Basic		96	(28)	327	175	773
- Diluted		96	(28)	326	175	769
- Headline		104	(9)	303	218	805
- Adjusted headline		106	127	223	405	731
Dividends						
- Rm					453	837
- cents per share					170	375

The results have been prepared in accordance with International Financial Reporting Standards (IFRS)

Group **income statement**

US Dollar million	Notes	Quarter ended September 2004 Unaudited	Quarter ended June 2004 Unaudited	Quarter ended September 2003 Unaudited	Nine months ended September 2004 Unaudited	Nine months ended September 2003 Unaudited
Gold income		653	563	505	1,704	1,482
Cost of sales	2	(572)	(470)	(381)	(1,423)	(1,107)
		81	93	124	281	375
Non-hedge derivatives		16	(67)	52	(51)	88
Operating profit		97	26	176	230	463
Corporate administration and other expenses		(13)	(16)	(6)	(40)	(27)
Market development costs		(5)	(3)	(4)	(12)	(12)
Exploration costs		(12)	(11)	(9)	(31)	(28)
Interest receivable		10	11	8	33	24
Other net income (expenses)		2	(5)	(4)	(5)	(17)
Finance costs		(20)	(17)	(11)	(58)	(28)
Fair value gains (losses) on interest rate swaps		3	(2)	1	(1)	1
Profit (loss) before exceptional items		62	(17)	151	116	376
Amortisation of goodwill		(7)	(8)	(7)	(23)	(21)
Impairment of mining assets		(1)	-	(35)	(1)	(47)
Profit on disposal of assets and subsidiaries		5	-	38	9	45
Profit (loss) on ordinary activities before taxation		59	(25)	147	101	353
Taxation	3	(13)	15	(46)	(19)	(122)
Profit (loss) on ordinary activities after taxation		46	(10)	101	82	231
Minority interest		(6)	(2)	(4)	(16)	(12)
Net profit (loss)		40	(12)	97	66	219
Adjusted operating profit						
The operating profit has been adjusted by the following to arrive at adjusted operating profit:						
Operating profit		97	26	176	230	463
Unrealised non-hedge derivatives		1	82	(40)	107	(41)
Adjusted operating profit		98	108	136	337	422
Headline earnings						
The net profit has been adjusted by the following to arrive at headline earnings:						
Net profit (loss)		40	(12)	97	66	219
Amortisation of goodwill		7	8	7	23	21
Impairment of mining assets		1	-	35	1	47
Profit on disposal of assets and subsidiaries		(5)	-	(38)	(9)	(45)
Current and deferred taxation on exceptional items	3	1	(1)	(11)	1	(14)
Headline earnings (loss)		44	(5)	90	82	228
Unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps		(2)	84	(41)	108	(42)
Deferred tax on unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps	3	1	(28)	18	(37)	21
Adjusted headline earnings		43	51	67	153	207
Earnings (loss) per ordinary share (cents)						
- Basic		15	(5)	44	27	98
- Diluted		15	(5)	43	27	98
- Headline		17	(2)	40	33	102
- Adjusted headline		16	20	30	62	93
Dividends ~						
- $m					68	113
- cents per share					26	51

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
~ Dividends are translated at actual rates on date of payment.



Group **balance sheet**

SA Rand million	As at September 2004 Unaudited	As at June 2004 Unaudited	As at December 2003 Audited	As at September 2003 Unaudited
ASSETS				
Non-current assets				
Tangible assets	**35,450**	34,079	18,427	17,711
Intangible assets	**2,636**	2,524	2,749	2,735
Investments in associates	**42**	43	47	151
Other investments	**239**	133	86	193
Inventories [(1)]	**142**	137	47	14
Other non-current assets	**493**	520	1,011	844
Derivatives	**796**	832	630	563
	39,798	38,268	22,997	22,211
Current assets				
Inventories	**2,531**	2,374	2,003	1,767
Trade and other receivables	**1,790**	1,873	1,461	1,316
Cash and cash equivalents	**2,846**	3,458	3,367	3,765
Current portion of other non-current assets	**390**	385	59	62
Derivatives	**1,984**	1,904	2,515	2,762
	9,541	9,994	9,405	9,672
TOTAL ASSETS	**49,339**	48,262	32,402	31,883
EQUITY AND LIABILITIES				
Equity	**20,178**	19,782	11,222	11,056
Non-current liabilities				
Borrowings	**8,360**	8,088	5,383	5,758
Provisions	**2,162**	2,117	1,832	1,744
Deferred taxation	**8,463**	8,268	3,986	4,011
Derivatives	**2,854**	2,123	2,194	1,647
	21,839	20,596	13,395	13,160
Current liabilities				
Current portion of borrowings	**2,078**	2,125	2,340	2,264
Trade and other payables	**2,841**	2,940	2,339	2,049
Taxation	**130**	157	164	267
Derivatives	**2,273**	2,662	2,942	3,087
	7,322	7,884	7,785	7,667
TOTAL EQUITY AND LIABILITIES	**49,339**	48,262	32,402	31,883

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).
[(1)] Relates to heap leach operations.



Group **balance sheet**

US Dollar million	As at September 2004 Unaudited	As at June 2004 Unaudited	As at December 2003 Audited	As at September 2003 Unaudited
ASSETS				
Non-current assets				
Tangible assets	**5,474**	5,473	2,764	2,552
Intangible assets	**407**	405	412	394
Investments in associates	**7**	7	7	22
Other investments	**37**	21	13	28
Inventories [1]	**22**	22	7	2
Other non-current assets	**76**	83	153	121
Derivatives	**123**	134	94	81
	6,146	6,145	3,450	3,200
Current assets				
Inventories	**391**	381	300	255
Trade and other receivables	**276**	301	219	189
Cash and cash equivalents	**440**	555	505	542
Current portion of other non-current assets	**60**	62	9	9
Derivatives	**306**	306	377	398
	1,473	1,605	1,410	1,393
TOTAL ASSETS	**7,619**	7,750	4,860	4,593
EQUITY AND LIABILITIES				
Equity	**3,116**	3,177	1,684	1,593
Non-current liabilities				
Borrowings	**1,291**	1,299	807	830
Provisions	**334**	340	275	251
Deferred taxation	**1,307**	1,328	598	578
Derivatives	**440**	341	329	237
	3,372	3,308	2,009	1,896
Current liabilities				
Current portion of borrowings	**321**	341	351	326
Trade and other payables	**439**	471	350	295
Taxation	**20**	25	25	39
Derivatives	**351**	428	441	445
	1,131	1,265	1,167	1,104
TOTAL EQUITY AND LIABILITIES	**7,619**	7,750	4,860	4,593

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

[1] Relates to heap leach operations.

Group **cash flow statement**

SA Rand million	Quarter ended September 2004 Unaudited	Quarter ended June 2004 Unaudited	Quarter ended September 2003 Unaudited	Nine months ended September 2004 Unaudited	Nine months ended September 2003 Unaudited
Cash flows from operating activities					
Cash generated from operations	**1,367**	781	1,043	2,698	3,626
Interest received	**53**	61	46	186	161
Environmental and other expenditure	**(38)**	(13)	(41)	(68)	(125)
Dividends received from associates	**-**	-	-	-	9
Finance costs	**(189)**	(78)	(67)	(442)	(211)
Taxation paid	**(32)**	(56)	(51)	(193)	(677)
Net cash inflow from operating activities	**1,161**	695	930	2,181	2,783
Cash flows from investing activities					
Capital expenditure	**(1,004)**	(1,012)	(661)	(2,583)	(1,687)
Proceeds from disposal of mining assets	**14**	9	5	49	18
Investments acquired	**(98)**	(2)	-	(101)	(3)
Proceeds from disposal of investments	**-**	-	351	-	351
(Acquisition) disposal of subsidiary	**(235)**	(802)	-	(1,037)	8
Net loans advanced	**50**	74	12	126	12
Net cash outflow from investing activities	**(1,273)**	(1,733)	(293)	(3,546)	(1,301)
Cash flows from financing activities					
Proceeds from issue of share capital	**4**	1	21	16	41
Share issue expenses	**-**	(1)	(1)	(1)	(2)
Proceeds from borrowings	**173**	60	2,182	6,970	2,330
Repayment of borrowings	**(257)**	(1,379)	(366)	(4,828)	(780)
Dividends paid	**(453)**	(59)	(882)	(1,270)	(2,442)
Net cash (outflow) inflow from financing activities	**(533)**	(1,378)	954	887	(853)
Net (decrease) increase in cash and cash equivalents	**(645)**	(2,416)	1,591	(478)	629
Translation	**33**	6	(156)	(43)	(408)
Opening cash and cash equivalents	**3,458**	5,868	2,330	3,367	3,544
Closing cash and cash equivalents	**2,846**	3,458	3,765	2,846	3,765
Cash generated from operations					
Profit (loss) on ordinary activities before taxation	**364**	(133)	1,090	665	2,757
Adjusted for:					
Non-cash movements	**(43)**	(28)	4	(25)	133
Movement on non-hedge derivatives	**45**	425	(337)	659	(351)
Amortisation of mining assets	**660**	600	391	1,706	1,284
Deferred stripping costs	**(15)**	(40)	(104)	(129)	(235)
Interest receivable	**(63)**	(72)	(56)	(219)	(191)
Finance costs	**129**	112	77	385	217
Amortisation of goodwill	**48**	54	54	153	168
Impairment of mining assets	**8**	-	252	8	347
Profit on disposal of assets and subsidiaries	**(36)**	(7)	(280)	(63)	(336)
Movement in working capital	**270**	(130)	(48)	(442)	(167)
	1,367	781	1,043	2,698	3,626
Movement in working capital					
(Increase) decrease in inventories	**(162)**	(157)	(1)	(123)	54
Decrease (increase) in trade and other receivables	**273**	(168)	207	48	192
Increase (decrease) in trade and other payables	**159**	195	(254)	(367)	(413)
	270	(130)	(48)	(442)	(167)

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Group **cash flow statement**

US Dollar million	Quarter ended September 2004 Unaudited	Quarter ended June 2004 Unaudited	Quarter ended September 2003 Unaudited	Nine months ended September 2004 Unaudited	Nine months ended September 2003 Unaudited
Cash flows from operating activities					
Cash generated from operations	**196**	101	145	417	457
Interest received	**8**	9	6	28	20
Environmental and other expenditure	**(5)**	(2)	(5)	(10)	(15)
Dividends received from associates	**-**	-	-	-	1
Finance costs	**(29)**	(12)	(9)	(67)	(27)
Taxation paid	**(5)**	(9)	(11)	(29)	(83)
Net cash inflow from operating activities	**165**	87	126	339	353
Cash flows from investing activities					
Capital expenditure	**(156)**	(153)	(88)	(393)	(216)
Proceeds from disposal of mining assets	**2**	1	1	7	3
Investments acquired	**(15)**	-	-	(15)	-
Proceeds from disposal of investments	**-**	-	45	-	45
(Acquisition) disposal of subsidiary	**(39)**	(126)	-	(165)	1
Net loans advanced	**8**	11	1	19	1
Net cash outflow from investing activities	**(200)**	(267)	(41)	(547)	(166)
Cash flows from financing activities					
Proceeds from issue of share capital	**1**	-	3	3	6
Share issue expenses	**-**	-	-	-	-
Proceeds from borrowings	**42**	22	296	1,061	314
Repayment of borrowings	**(51)**	(213)	(48)	(736)	(100)
Dividends paid	**(68)**	(9)	(119)	(190)	(309)
Net cash (outflow) inflow from financing activities	**(76)**	(200)	132	138	(89)
Net (decrease) increase in cash and cash equivalents	**(111)**	(380)	217	(70)	98
Translation	**(4)**	1	14	5	31
Opening cash and cash equivalents	**555**	934	311	505	413
Closing cash and cash equivalents	**440**	555	542	440	542
Cash generated from operations					
Profit (loss) on ordinary activities before taxation	**59**	(25)	147	101	353
Adjusted for:					
Non-cash movements	**(9)**	(3)	(1)	(6)	16
Movement on non-hedge derivatives	**5**	70	(45)	102	(47)
Amortisation of mining assets	**104**	91	53	261	164
Deferred stripping costs	**(2)**	(6)	(14)	(19)	(30)
Interest receivable	**(10)**	(11)	(8)	(33)	(24)
Finance costs	**20**	17	11	58	28
Amortisation of goodwill	**7**	8	7	23	21
Impairment of mining assets	**1**	-	35	1	47
Profit on disposal of assets and subsidiaries	**(5)**	-	(38)	(9)	(45)
Movement in working capital	**26**	(40)	(2)	(62)	(26)
	196	101	145	417	457
Movement in working capital					
(Increase) in inventories	**(13)**	(29)	(19)	(29)	(43)
Decrease (increase) in trade and other receivables	**53**	(29)	14	1	(25)
(Decrease) increase in trade and other payables	**(14)**	18	3	(34)	42
	26	(40)	(2)	(62)	(26)

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).



Statement of **changes in equity**

	Attributable equity holders of the group								
	Ordinary share capital and premium	Equity portion of convertible bond	Non - distributable reserves	Foreign currency translation	Other comprehensive income	Retained earnings	Total	Minority interest	Equity
	SA Rand million								
Balance at December 2002	9,607	-	138	360	(1,583)	3,853	12,375	347	12,722
Movements on other comprehensive income					(55)		(55)		(55)
Net profit						1,721	1,721	98	1,819
Dividends paid						(2,337)	(2,337)	(105)	(2,442)
Ordinary shares issued	39						39		39
Translation				(1,138)	193		(945)	(82)	(1,027)
Balance at September 2003	**9,646**	**-**	**138**	**(778)**	**(1,445)**	**3,237**	**10,798**	**258**	**11,056**
Balance at December 2003	9,668	-	138	(755)	(2,031)	3,848	10,868	354	11,222
Movements on other comprehensive income					605		605		605
Net profit						431	431	101	532
Dividends paid						(1,201)	(1,201)	(69)	(1,270)
Ordinary shares issued	9,316						9,316		9,316
Issue of convertible bond		533					533		533
At acquisition							-	22	22
Translation				(811)	40		(771)	(11)	(782)
Balance at September 2004	**18,984**	**533**	**138**	**(1,566)**	**(1,386)**	**3,078**	**19,781**	**397**	**20,178**
	US Dollar million								
Balance at December 2002	1,120	-	16	43	(185)	449	1,443	40	1,483
Movements on other comprehensive income					(8)		(8)		(8)
Net profit						219	219	12	231
Dividends paid						(296)	(296)	(13)	(309)
Ordinary shares issued	5						5		5
Translation	265		4	(155)	(15)	94	193	(2)	191
Balance at September 2003	**1,390**	**-**	**20**	**(112)**	**(208)**	**466**	**1,556**	**37**	**1,593**
Balance at December 2003	1,450	-	21	(113)	(304)	577	1,631	53	1,684
Movements on other comprehensive income					92		92		92
Net profit						66	66	16	82
Dividends paid						(180)	(180)	(10)	(190)
Ordinary shares issued	1,369						1,369		1,369
Issue of convertible bond		82					82		82
At acquisition							-	3	3
Translation	113		-	(128)	(2)	12	(4)	(1)	(5)
Balance at September 2004	**2,932**	**82**	**21**	**(241)**	**(214)**	**475**	**3,055**	**61**	**3,116**

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).



Notes

1. **Basis of preparation**

   The financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.

   The interim group financial statements of AngloGold Ashanti Limited have been prepared in accordance with International Financial Reporting Standards (IAS34), South African Statements of Generally Accepted Accounting Practices (AC127), in compliance with the JSE Securities Exchange South Africa and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the Group for the quarter and nine months ended 30 September 2004.

   Where the presentation or classification of an item has been amended, comparative amounts have been reclassified to ensure comparability with the current period. The amendments have been made to provide the users of the financial statements with additional information.

2. **Cost of sales**

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	Sept 2004	June 2004	Sept 2004	Sept 2003	Sept 2004	June 2004	Sept 2004	Sept 2003
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Cash operating costs	2,762	2,492	7,349	7,202	434	378	1,122	923
Other cash costs	97	80	236	193	15	13	36	25
Total cash costs	2,859	2,572	7,585	7,395	449	391	1,158	948
Retrenchment costs	12	7	44	13	2	1	7	2
Rehabilitation & other non-cash costs	50	43	134	65	7	7	19	8
Production costs	2,921	2,622	7,763	7,473	458	399	1,184	958
Amortisation of mining assets	660	600	1,706	1,284	104	91	261	164
Total production costs	3,581	3,222	9,469	8,757	562	490	1,445	1,122
Inventory change	70	(131)	(146)	(119)	10	(20)	(22)	(15)
	3,651	3,091	9,323	8,638	572	470	1,423	1,107

3. **Taxation**

	Quarter ended		Nine months ended		Quarter ended		Nine months ended	
	Sept 2004	June 2004	Sept 2004	Sept 2003	Sept 2004	June 2004	Sept 2004	Sept 2003
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Normal taxation	(19)	49	108	489	(3)	8	16	61
Deferred taxation	89	33	259	410	14	6	39	54
Deferred tax on unrealised non-hedge derivatives and fair value gains (losses) on interest rate swaps	1	(170)	(243)	145	1	(28)	(37)	21
Taxation on exceptional items	1	1	9	(106)	1	(1)	1	(14)
	72	(87)	133	938	13	(15)	19	122

4. Capital commitments

	Sept 2004	June 2004	Dec 2003	Sept 2003	Sept 2004	June 2004	Dec 2003	Sept 2003
	SA Rand million				US Dollar million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange	1,005	885	650	864	155	142	150	118

5. Shares

	Quarter ended			Nine months ended	
	Sept 2004	June 2004	Sept 2003	Sept 2004	Sept 2003
Authorised share capital:					
Ordinary shares of 25 SA cents each	400,000,000	400,000,000	400,000,000	400,000,000	400,000,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	778,896	778,896	778,896	778,896	778,896
Issued share capital:					
Ordinary shares	264,439,294	264,403,394	222,946,842	264,439,294	222,946,842
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896
Weighted average number of ordinary shares for the period					
Basic ordinary shares	264,412,359	253,046,275	222,772,159	246,954,457	222,772,159
Diluted number of ordinary shares	279,796,974	268,430,890	223,817,500	259,138,623	223,817,500

During the quarter, 35,900 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme. All the preference shares are held by a wholly-owned subsidiary company.

6. Exchange rates

	Sept 2004	June 2004	Dec 2003	Sept 2003
Rand/US dollar average for the year to date	6.57	6.67	7.55	7.82
Rand/US dollar average for the quarter	6.37	6.59	6.74	7.40
Rand/US dollar closing	6.48	6.23	6.67	6.94
Rand/Australian dollar average for the year to date	4.80	4.94	4.90	4.94
Rand/Australian dollar average for the quarter	4.52	4.70	4.82	4.88
Rand/Australian dollar closing	4.69	4.33	5.02	4.73

7. Attributable interest

Although AngloGold Ashanti holds a 66.7 % interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold USA Inc., is repaid.

8. Announcements

8.1 On 5 August 2004, AngloGold Ashanti announced the sale of its Union Reefs assets to the Burnside Joint Venture, comprising subsidiaries of Northern Gold NL (50%) and Harmony Gold Mining Company Limited (50%), for a total consideration of A$4m. The Burnside Joint Venture is responsible for all future obligations associated with the assets, including remaining site rehabilitation and reclamation.



8.2   The government of Guinea advised AngloGold Ashanti on 25 August 2004 that the embargo on the export of gold bullion from that country by AngloGold Ashanti had been lifted.

8.3   In a joint announcement on 10 September 2004, AngloGold Ashanti confirmed its agreement to sell its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Pty) Limited for a cash consideration of $2.255m. The sole operating asset of Ashanti Goldfields Zimbabwe Limited is the Freda-Rebecca Gold Mine.

8.4   On 11 October 2004 AngloGold Ashanti announced that it had signed an agreement with Philippines explorer Red 5 Limited to subscribe for a 12.3% stake in the expanded issued capital of Red 5 for a cash consideration of A$5.5m. This placement will be used to fund the exploration activities along strike from current mineral resources at the Siana Project, and to test the nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines.

9.   Dividend

Interim dividend No. 96 of 170 South African cents or 14.9591 UK pence or 2,484.82 cedis per share was paid to registered shareholders on 27 August 2004, while a dividend of 7.7486 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. On 30 August 2004, a dividend of 24.8482 cedis per Ghanaian Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 7 September 2004 at a rate of 25.62 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.

10.   The group financial statements for the quarter and nine months ended 30 September 2004 were authorised for issue in accordance with a resolution of the directors passed on 27 October 2004. AngloGold Ashanti is a limited liability company incorporated in the Republic of South Africa.

By order of the Board

R P EDEY   **R M GODSELL**
Chairman   Chief Executive Officer

27 October 2004

Segmental reporting

for the quarter and nine months ended September 2004

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended September 2004 Unaudited	Quarter ended June 2004 Unaudited	Quarter ended September 2003 Unaudited	Nine months ended September 2004 Unaudited	Nine months ended September 2003 Unaudited	Quarter ended September 2004 Unaudited	Quarter ended June 2004 Unaudited	Quarter ended September 2003 Unaudited	Nine months ended September 2004 Unaudited	Nine months ended September 2003 Unaudited
	SA Rand million					US Dollar million				
1. Gold income										
South Africa	**1,934**	1,903	2,292	5,838	6,601	**303**	289	310	888	846
Argentina	**169**	129	112	414	459	**27**	20	15	63	58
Australia	**286**	273	279	806	936	**45**	41	38	123	120
Brazil	**267**	258	268	774	843	**42**	39	36	118	108
Ghana	**531**	353	-	877	-	**83**	53	-	136	-
Guinea	**142**	-	-	148	-	**22**	-	-	23	-
Mali	**239**	267	365	782	1,248	**38**	42	50	119	160
Namibia	**47**	45	40	132	149	**7**	7	5	20	19
Tanzania	**359**	299	216	874	521	**56**	45	29	133	67
USA	**182**	167	163	502	823	**28**	25	22	77	104
Zimbabwe	**15**	11	-	26	-	**2**	2	-	4	-
	4,171	3,705	3,735	11,173	11,580	**653**	563	505	1,704	1,482
2. Adjusted operating profit[1]										
South Africa	**321**	306	607	1,131	1,881	**49**	48	82	174	241
Argentina	**61**	14	16	99	145	**9**	3	2	15	18
Australia	**71**	109	31	241	143	**11**	17	4	37	18
Brazil	**147**	157	131	423	443	**23**	23	18	64	56
Ghana	**4**	-	-	4	-	**1**	-	-	1	-
Guinea	**(10)**	(16)	-	(26)	-	**(2)**	(2)	-	(4)	-
Mali	**38**	48	137	183	508	**6**	8	19	28	65
Namibia	**6**	5	1	19	49	**1**	1	-	3	6
Tanzania	**-**	46	67	123	116	**-**	7	9	18	15
USA	**10**	26	19	39	7	**2**	4	3	6	2
Zimbabwe	**(5)**	(4)	-	(9)	-	**-**	(1)	-	(1)	-
Corporate	**(12)**	11	(5)	(11)	11	**(2)**	-	(1)	(4)	1
	631	702	1,004	2,216	3,303	**98**	108	136	337	422
3. Cash operating profit[2]										
South Africa	**508**	484	700	1,660	2,142	**79**	75	95	253	274
Argentina	**104**	60	59	228	289	**16**	10	8	35	36
Australia	**114**	149	73	363	279	**18**	23	10	56	35
Brazil	**183**	192	173	528	578	**29**	29	23	80	74
Ghana	**103**	52	-	155	-	**16**	7	-	24	-
Guinea	**(13)**	(16)	-	(29)	-	**(2)**	(3)	-	(5)	-
Mali	**84**	95	209	325	733	**13**	14	28	49	93
Namibia	**12**	10	2	31	54	**2**	2	-	5	7
Tanzania	**48**	89	92	242	176	**8**	14	13	36	23
USA	**76**	85	83	239	300	**12**	13	12	36	39
Zimbabwe	**1**	(2)	-	(1)	-	**-**	-	-	-	-
Corporate	**3**	24	4	34	37	**-**	3	-	6	5
	1,223	1,222	1,395	3,775	4,588	**191**	187	189	575	586

[1] Operating profit excluding unrealised non-hedge derivatives.

[2] Adjusted operating profit plus amortisation of mining assets less non-cash revenues.

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Segmental reporting (continued)

	Quarter ended September 2004 Unaudited	Quarter ended June 2004 Unaudited	Quarter ended September 2003 Unaudited	Nine months ended September 2004 Unaudited	Nine months ended September 2003 Unaudited	Quarter ended September 2004 Unaudited	Quarter ended June 2004 Unaudited	Quarter ended September 2003 Unaudited	Nine months ended September 2004 Unaudited	Nine months ended September 2003 Unaudited
	kg					oz (000)				
4. Gold production										
South Africa	**24,495**	24,233	26,265	72,067	76,393	**789**	779	844	2,317	2,455
Argentina	**1,894**	1,449	1,291	4,440	4,687	**61**	47	41	143	151
Australia	**3,496**	3,008	3,345	9,207	10,390	**112**	97	108	296	334
Brazil	**2,740**	2,732	2,575	7,807	7,431	**88**	88	83	251	239
Ghana	**6,079**	3,820	-	9,899	-	**195**	123	-	318	-
Guinea	**705**	535	-	1,240	-	**23**	17	-	40	-
Mali	**3,078**	3,213	4,395	9,643	14,363	**99**	103	142	311	462
Namibia	**572**	503	559	1,535	1,780	**18**	16	18	49	57
Tanzania	**4,592**	4,339	2,745	11,825	6,646	**148**	140	88	380	214
USA	**2,804**	2,373	2,065	7,414	9,767	**90**	76	66	238	314
Zimbabwe	**168**	125	-	293	-	**5**	4	-	9	-
	50,623	46,330	43,240	135,370	131,457	**1,628**	1,490	1,390	4,352	4,226

	Quarter ended September 2004 Unaudited	Quarter ended June 2004 Unaudited	Quarter ended September 2003 Unaudited	Nine months ended September 2004 Unaudited	Nine months ended September 2003 Unaudited	Quarter ended September 2004 Unaudited	Quarter ended June 2004 Unaudited	Quarter ended September 2003 Unaudited	Nine months ended September 2004 Unaudited	Nine months ended September 2003 Unaudited
	SA Rand million					US Dollar million				
5. Capital expenditure [1]										
South Africa	**520**	510	574	1,446	1,505	**80**	77	77	219	192
Argentina	**21**	27	34	63	60	**3**	4	4	10	8
Australia	**50**	45	38	140	88	**8**	7	5	21	11
Brazil	**61**	83	66	188	171	**10**	12	9	29	21
Ghana	**105**	65	-	171	-	**16**	10	-	26	-
Guinea	**141**	111	-	252	-	**22**	17	-	38	-
Mali	**12**	18	29	48	87	**2**	4	4	7	11
Namibia	**12**	101	7	118	16	**2**	15	1	18	2
Tanzania	**15**	19	22	40	54	**2**	3	3	6	7
USA	**48**	18	56	82	187	**7**	3	8	12	24
Zimbabwe	**7**	2	-	9	-	**1**	-	-	1	-
Corporate	**12**	13	6	26	13	**3**	1	-	6	3
	1,004	1,012	832	2,583	2,181	**156**	153	111	393	279

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

	As at September 2004 Unaudited	As at June 2004 Unaudited	As at December 2003 Audited	As at September 2004 Unaudited	As at June 2004 Unaudited	As at December 2003 Audited
	SA Rand million			US Dollar million		
6. Total assets						
South Africa	**13,253**	13,174	12,867	**2,047**	2,116	1,930
Argentina	**1,934**	1,811	2,035	**299**	291	305
Australia	**4,271**	3,898	4,457	**660**	626	668
Brazil	**2,062**	1,825	1,898	**318**	293	285
Ghana	**11,545**	10,997	-	**1,783**	1,766	-
Guinea	**1,378**	1,167	-	**213**	187	-
Mali	**2,329**	2,186	2,171	**360**	351	326
Namibia	**219**	200	200	**34**	32	30
Tanzania	**7,148**	6,960	2,586	**1,104**	1,118	388
USA	**2,685**	2,564	2,796	**415**	412	418
Zimbabwe	**-**	50	-	**-**	8	-
Corporate	**2,515**	3,430	3,392	**386**	550	510
	49,339	48,262	32,402	**7,619**	7,750	4,860

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).



Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
	Capital expenditure[1] - Rm				Capital expenditure[1] - $m			
SOUTH AFRICA	**520**	**510**	**1,446**	**1,505**	**80**	**77**	**219**	**192**
Vaal River								
Great Noligwa Mine	48	65	161	220	7	10	25	28
Kopanang Mine	58	61	165	176	9	9	25	22
Tau Lekoa Mine	41	40	115	83	6	6	17	11
Surface Operations	40	20	64	-	6	3	10	-
Moab Khotsong	119	110	344	361	19	17	52	46
Ergo	-	-	-	-	-	-	-	-
West Wits								
Mponeng Mine	103	98	290	375	16	15	44	48
Savuka Mine	12	15	41	111	2	2	6	14
TauTona Mine	99	101	266	179	15	15	40	23
ARGENTINA	**21**	**27**	**63**	**60**	**3**	**4**	**10**	**8**
Cerro Vanguardia - Attributable 92.50%	20	25	59	55	3	4	9	7
Minorities and exploration	1	2	4	5	-	-	1	1
AUSTRALIA	**50**	**45**	**140**	**88**	**8**	**7**	**21**	**11**
Sunrise Dam	43	43	125	81	7	6	19	10
Minorities and exploration	7	2	15	7	1	1	2	1
BRAZIL	**61**	**83**	**188**	**171**	**10**	**12**	**29**	**21**
AngloGold Ashanti Brazil	51	55	140	135	8	8	21	17
Serra Grande - Attributable 50%	4	9	17	16	1	1	3	2
Minorities and exploration	6	19	31	20	1	3	5	2
GHANA	**105**	**65**	**171**	**-**	**16**	**10**	**26**	**-**
Bibiani	14	13	27	-	2	2	4	-
Iduapriem - Attributable 85%	8	3	11	-	1	1	2	-
Obuasi	83	48	131	-	13	7	20	-
Minorities and exploration	-	1	2	-	-	-	-	-
GUINEA	**141**	**111**	**252**	**-**	**22**	**17**	**38**	**-**
Siguiri - Attributable 85%	120	94	214	-	19	14	33	-
Minorities and exploration	21	17	38	-	3	3	5	-
MALI	**12**	**18**	**48**	**87**	**2**	**4**	**7**	**11**
Morila - Attributable 40%	-	1	5	29	-	1	1	4
Sadiola - Attributable 38%	9	12	28	18	1	2	4	2
Yatela - Attributable 40%	3	5	15	40	1	1	2	5
NAMIBIA	**12**	**101**	**118**	**16**	**2**	**15**	**18**	**2**
Navachab	12	101	118	16	2	15	18	2
TANZANIA	**15**	**19**	**40**	**54**	**2**	**3**	**6**	**7**
Geita - Attributable 100% May 2004	15	19	40	54	2	3	6	7
USA	**48**	**18**	**82**	**187**	**7**	**3**	**12**	**24**
Cripple Creek & Victor J.V.	48	18	82	167	7	3	12	21
Jerritt Canyon J.V. - Attributable 70%	-	-	-	20	-	-	-	3
ZIMBABWE	**7**	**2**	**9**	**-**	**1**	**-**	**1**	**-**
Freda-Rebecca	7	2	9	-	1	-	1	-
OTHER	**12**	**13**	**26**	**13**	**3**	**1**	**6**	**3**
ANGLOGOLD ASHANTI	**1,004**	**1,012**	**2,583**	**2,181**	**156**	**153**	**393**	**279**

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003		Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
	Yield - g/t					Gold produced - kg			
SOUTH AFRICA						**24,495**	**24,233**	**72,067**	**76,393**
Vaal River									
Great Noligwa Mine	10.60	9.95	10.44	10.37		6,427	6,121	18,414	18,493
Kopanang Mine	6.96	7.35	7.42	6.96		3,707	3,821	11,279	11,582
Tau Lekoa Mine	3.80	4.17	3.88	4.31		2,184	2,509	6,788	7,518
Surface Operations	0.76	0.55	0.62	0.61		1,061	940	2,818	2,704
Ergo	0.24	0.23	0.24	0.20		1,645	1,855	5,419	4,716
West Wits									
Mponeng Mine	8.65	7.80	8.30	8.99		3,657	3,266	10,157	11,820
Savuka Mine	6.36	5.87	6.07	5.83		1,340	1,162	3,601	4,521
TauTona Mine	10.49	10.88	11.14	12.05		4,474	4,559	13,591	15,020
Surface Operations	-	-	-	0.88		-	-	-	19
ARGENTINA						**1,894**	**1,449**	**4,440**	**4,687**
Cerro Vanguardia - Attributable 92.50%	8.93	6.39	7.07	7.11		1,894	1,449	4,440	4,687
AUSTRALIA						**3,496**	**3,008**	**9,207**	**10,390**
Sunrise Dam	3.81	3.47	3.37	3.15		3,496	3,008	9,196	8,233
Union Reefs	-	-	-	1.06		-	-	11	2,157
BRAZIL						**2,740**	**2,732**	**7,807**	**7,431**
AngloGold Ashanti Brazil	7.96	7.48	7.63	6.38		1,998	2,003	5,636	5,192
Serra Grande - Attributable 50%	7.78	7.87	7.77	7.91		742	729	2,171	2,239
GHANA						**6,079**	**3,820**	**9,899**	**-**
Bibiani	2.10	1.79	1.97	-		1,417	788	2,205	-
Iduapriem - Attributable 85%	1.83	1.48	1.72	-		1,706	838	2,544	-
Obuasi	3.25	3.18	3.22	-		2,956	2,194	5,150	-
GUINEA						**705**	**535**	**1,240**	**-**
Siguiri - Attributable 85%	1.14	1.12	1.13	-		705	535	1,240	-
MALI						**3,078**	**3,213**	**9,643**	**14,363**
Morila - Attributable 40%	3.40	3.06	3.53	8.66		1,143	1,058	3,533	8,391
Sadiola - Attributable 38%	2.36	2.82	2.76	2.67		1,196	1,386	3,967	3,774
Yatela - Attributable 40%	3.61	3.61	3.60	2.88		739	769	2,143	2,198
NAMIBIA						**572**	**503**	**1,535**	**1,780**
Navachab	1.56	1.46	1.52	1.79		572	503	1,535	1,780
TANZANIA						**4,592**	**4,339**	**11,825**	**6,646**
Geita - Attributable 100% May 2004	3.42	3.46	3.57	3.07		4,592	4,339	11,825	6,646
USA						**2,804**	**2,373**	**7,414**	**9,767**
Cripple Creek & Victor J.V.	0.57	0.59	0.61	0.33		2,804	2,373	7,414	6,456
Jerritt Canyon J.V. - Attributable 70%	-	-	-	7.15		-	-	-	3,311
ZIMBABWE						**168**	**125**	**293**	**-**
Freda-Rebecca	1.70	1.60	1.66	-		168	125	293	-
ANGLOGOLD ASHANTI						**50,623**	**46,330**	**135,370**	**131,457**
Underground Operations	7.40	7.43	7.62	7.96		26,907	25,794	75,471	79,213
Surface and Dump Reclamation	0.35	0.29	0.31	0.27		2,921	2,963	8,621	7,484
Open-pit Operations	2.97	2.92	3.05	3.29		16,200	13,635	39,773	35,789
Heap leach Operations [2]	0.78	0.84	0.82	0.83		4,595	3,938	11,505	8,971
						50,623	**46,330**	**135,370**	**131,457**

[1] Yield excludes surface operations. Attributable production at Moab Khotsong yielded 184 kilograms which will be capitalised against pre-production costs

[2] The yield is calculated on gold placed into leach pad inventory / tonnes placed onto leach pad.



Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
	Productivity per employee - g				Gold sold - kg			
SOUTH AFRICA	**260**	**256**	**252**	**212**	**24,504**	**24,213**	**72,048**	**76,368**
Vaal River								
Great Noligwa Mine	309	286	283	219	6,428	6,117	18,409	18,491
Kopanang Mine	222	230	225	172	3,708	3,817	11,275	11,582
Tau Lekoa Mine	175	201	183	173	2,185	2,506	6,786	7,516
Surface Operations	1,123	952	951	656	1,061	939	2,817	2,703
Ergo	291	330	321	267	1,645	1,855	5,417	4,716
West Wits								
Mponeng Mine	260	231	239	242	3,660	3,263	10,156	11,814
Savuka Mine	142	123	125	105	1,341	1,161	3,600	4,511
TauTona Mine	319	324	319	296	4,476	4,555	13,588	15,016
Surface Operations	-	-	-	-	-	-	-	19
ARGENTINA	**994**	**814**	**818**	**1,057**	**1,865**	**1,438**	**4,518**	**4,791**
Cerro Vanguardia - Attributable 92.50%	994	814	818	1,057	1,865	1,438	4,518	4,791
AUSTRALIA	**2,915**	**2,391**	**2,483**	**2,308**	**3,511**	**3,011**	**9,229**	**10,399**
Sunrise Dam	3,289	2,827	2,880	2,952	3,511	3,010	9,217	8,222
Union Reefs	-	-	123	1,654	-	1	12	2,177
BRAZIL	**604**	**687**	**551**	**451**	**2,760**	**2,703**	**7,835**	**7,406**
AngloGold Ashanti Brazil	639	640	600	442	2,002	2,014	5,661	5,229
Serra Grande - Attributable 50%	1,053	861	910	948	758	689	2,174	2,177
GHANA	**303**	**303**	**303**	**-**	**6,106**	**3,800**	**9,906**	**-**
Bibiani	677	1,024	770	-	1,417	788	2,205	-
Iduapriem - Attributable 85%	737	609	689	-	1,706	845	2,551	-
Obuasi	189	210	197	-	2,983	2,167	5,150	-
GUINEA	**242**	**273**	**255**	**-**	**1,391**	**-**	**1,391**	**-**
Siguiri - Attributable 85%	242	273	255	-	1,391	-	1,391	-
MALI	**1,358**	**1,380**	**1,393**	**2,312**	**3,026**	**3,344**	**9,616**	**14,323**
Morila - Attributable 40%	1,367	1,353	1,504	3,983	1,067	1,089	3,443	8,348
Sadiola - Attributable 38%	1,767	1,967	1,882	1,847	1,220	1,375	3,989	3,772
Yatela - Attributable 40%	981	914	869	1,065	739	880	2,184	2,203
NAMIBIA	**731**	**783**	**747**	**512**	**588**	**538**	**1,586**	**1,685**
Navachab	731	783	747	512	588	538	1,586	1,685
TANZANIA	**1,129**	**1,159**	**1,185**	**1,119**	**4,790**	**3,949**	**11,635**	**6,646**
Geita - Attributable 100% May 2004	1,129	1,159	1,185	1,119	4,790	3,949	11,635	6,646
USA	**2,980**	**2,513**	**2,625**	**2,085**	**2,802**	**2,375**	**7,483**	**9,767**
Cripple Creek & Victor J.V.	2,980	2,513	2,625	2,196	2,802	2,375	7,483	6,456
Jerritt Canyon J.V. - Attributable 70%	-	-	-	1,899	-	-	-	3,311
ZIMBABWE	**114**	**83**	**98**	**-**	**168**	**125**	**293**	**-**
Freda-Rebecca	114	83	98	-	168	125	293	-
ANGLOGOLD ASHANTI	**367**	**356**	**356**	**229**	**51,511**	**45,495**	**135,540**	**131,385**



Key **operating results**

PER REGION & OPERATION

SA Rand / Metric	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
	Total cash costs[1] - R/kg				Total production costs[1] - R/kg			
SOUTH AFRICA	**60,687**	**59,016**	**60,447**	**54,616**	**69,905**	**68,085**	**69,777**	**61,659**
Vaal River								
Great Noligwa Mine	47,641	47,340	48,609	47,118	52,938	52,764	54,288	51,698
Kopanang Mine	61,912	55,814	59,146	53,598	68,664	62,249	65,797	59,513
Tau Lekoa Mine	83,134	67,030	76,152	62,239	95,789	78,451	88,236	68,102
Surface Operations	45,233	49,274	49,388	47,657	45,233	49,274	49,388	47,669
Ergo	79,848	82,869	81,258	86,239	88,536	89,777	89,012	93,242
West Wits								
Mponeng Mine	64,344	68,486	66,931	51,682	77,390	81,698	79,869	62,893
Savuka Mine	92,197	97,928	95,864	97,008	105,703	115,465	114,076	107,789
TauTona Mine	51,642	48,572	49,486	41,684	64,828	61,076	62,126	50,113
Surface Operations	-	-	-	60,686	-	-	-	60,686
ARGENTINA	**29,825**	**39,673**	**35,685**	**36,433**	**51,374**	**68,938**	**62,758**	**65,177**
Cerro Vanguardia - Attributable 92.50%	29,780	39,673	35,561	36,433	51,210	68,938	62,479	65,177
AUSTRALIA	**49,472**	**56,053**	**55,508**	**61,414**	**62,905**	**70,305**	**69,838**	**75,758**
Sunrise Dam	47,223	53,942	53,040	56,934	59,743	67,013	66,310	73,026
BRAZIL	**26,195**	**27,087**	**27,353**	**32,036**	**36,780**	**37,285**	**38,328**	**46,453**
AngloGold Ashanti Brazil	26,689	27,300	27,935	34,824	37,606	37,993	39,184	49,424
Serra Grande - Attributable 50%	27,961	26,504	27,525	25,570	36,727	35,340	36,703	39,561
GHANA	**55,621**	**60,284**	**57,768**	**-**	**77,956**	**84,018**	**80,935**	**-**
Bibiani	48,201	50,177	48,907	-	71,190	75,617	72,773	-
Iduapriem - Attributable 85%	51,750	65,545	57,646	-	70,431	84,258	77,476	-
Obuasi	61,411	61,905	61,622	-	85,541	86,944	86,139	-
GUINEA	**103,589**	**82,013**	**94,288**	**-**	**117,083**	**109,599**	**114,150**	**-**
Siguiri - Attributable 85%	103,589	82,013	94,288	-	117,083	109,599	114,150	
MALI	**50,334**	**49,833**	**46,725**	**35,624**	**66,390**	**65,422**	**62,652**	**52,086**
Morila - Attributable 40%	51,129	50,383	44,577	23,779	71,095	72,640	65,470	39,904
Sadiola - Attributable 38%	54,745	49,087	50,057	51,464	66,988	61,607	62,619	67,215
Yatela - Attributable 40%	48,110	50,423	52,332	53,651	64,171	62,370	66,159	72,618
NAMIBIA	**61,773**	**67,876**	**64,885**	**63,000**	**71,690**	**76,372**	**72,770**	**65,861**
Navachab	61,773	67,876	64,885	63,000	71,690	76,372	72,770	65,861
TANZANIA	**60,159**	**48,015**	**51,060**	**52,318**	**77,414**	**64,139**	**66,095**	**62,111**
Geita - Attributable 100% May 2004	60,159	48,015	51,060	52,318	77,414	64,139	66,095	62,111
USA	**45,652**	**44,915**	**45,673**	**57,456**	**63,060**	**58,443**	**62,446**	**84,398**
Cripple Creek & Victor J.V.	44,691	44,081	44,682	49,537	62,099	57,610	61,455	77,843
Jerritt Canyon J.V. - Attributable 70%	-	-	-	69,686	-	-	-	94,657
ZIMBABWE	**80,110**	**95,120**	**86,529**	**-**	**126,732**	**115,258**	**121,825**	**-**
Freda-Rebecca	80,110	95,120	86,529	-	126,732	115,258	121,825	-
ANGLOGOLD ASHANTI	**55,744**	**55,162**	**55,727**	**52,206**	**69,582**	**68,659**	**69,166**	**63,716**

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.



Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
	Cash operating profit - Rm [1]				Adjusted operating profit - Rm [2]			
SOUTH AFRICA	**509**	**483**	**1,659**	**2,142**	**321**	**305**	**1,131**	**1,881**
Vaal River								
Great Noligwa Mine	212	190	634	722	185	166	561	673
Kopanang Mine	78	89	285	309	56	69	223	272
Tau Lekoa Mine	2	33	53	154	(22)	6	(19)	128
Surface Operations	38	33	100	118	38	33	100	118
Ergo	**(11)**	**(14)**	**(18)**	**(20)**	**(11)**	**(14)**	**(18)**	**(23)**
West Wits								
Mponeng Mine	65	39	180	348	19	(1)	56	248
Savuka Mine	(18)	(28)	(61)	(86)	(30)	(41)	(100)	(96)
TauTona Mine	143	141	486	597	86	87	328	561
ARGENTINA	**97**	**56**	**211**	**268**	**57**	**14**	**93**	**136**
Cerro Vanguardia - Attributable 92.50%	97	56	211	268	57	14	93	136
AUSTRALIA	**123**	**154**	**383**	**300**	**81**	**117**	**267**	**171**
Sunrise Dam	124	156	389	267	82	119	273	140
Union Reefs	(1)	(2)	(6)	33	(1)	(2)	(6)	31
BRAZIL	**139**	**152**	**400**	**438**	**111**	**125**	**317**	**337**
AngloGold Ashanti Brazil	104	113	292	294	82	92	229	223
Serra Grande - Attributable 50%	35	39	108	144	29	33	88	114
GHANA	**95**	**50**	**145**	**-**	**1**	**-**	**1**	**-**
Bibiani	41	17	58	-	11	-	11	-
Iduapriem - Attributable 85%	30	6	36	-	12	2	14	-
Obuasi	24	27	51	-	(22)	(2)	(24)	-
GUINEA	**(13)**	**(16)**	**(29)**	**-**	**(10)**	**(13)**	**(23)**	**-**
Siguiri - Attributable 85%	(13)	(16)	(29)	-	(10)	(13)	(23)	-
MALI	**80**	**94**	**307**	**734**	**34**	**48**	**165**	**508**
Morila - Attributable 40%	22	25	108	515	1	3	39	383
Sadiola - Attributable 38%	33	44	135	144	19	28	88	88
Yatela - Attributable 40%	25	25	64	75	14	17	38	37
NAMIBIA	**12**	**9**	**30**	**54**	**6**	**5**	**19**	**49**
Navachab	12	9	30	54	6	5	19	49
TANZANIA	**46**	**89**	**235**	**176**	**(2)**	**45**	**116**	**116**
Geita - Attributable 100% May 2004	46	89	235	176	(2)	45	116	116
USA	**79**	**87**	**247**	**311**	**13**	**27**	**47**	**19**
Cripple Creek & Victor J.V.	79	87	247	270	13	27	47	55
Jerritt Canyon J.V. - Attributable 70%	-	-	-	41	-	-	-	(36)
ZIMBABWE	**2**	**(2)**	**-**	**-**	**(5)**	**(4)**	**(9)**	**-**
Freda-Rebecca	2	(2)	-	-	(5)	(4)	(9)	-
OTHER	**54**	**66**	**187**	**165**	**24**	**33**	**92**	**86**
ANGLOGOLD ASHANTI	**1,223**	**1,222**	**3,775**	**4,588**	**631**	**702**	**2,216**	**3,303**

[1] Adjusted operating profit plus amortisation of mining assets less non-cash revenues.

[2] Operating profit excluding unrealised non-hedge derivatives.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
	Yield - oz/t				Gold produced - oz (000)			
SOUTH AFRICA					**789**	**779**	**2,317**	**2,455**
Vaal River								
Great Noligwa Mine	0.309	0.290	0.304	0.302	207	196	592	594
Kopanang Mine	0.203	0.214	0.216	0.203	119	122	363	372
Tau Lekoa Mine	0.111	0.122	0.113	0.126	70	81	218	242
Surface Operations	0.022	0.016	0.018	0.018	35	31	90	87
Ergo	0.007	0.007	0.007	0.006	53	59	174	152
West Wits								
Mponeng Mine	0.252	0.227	0.242	0.262	118	105	327	380
Savuka Mine	0.186	0.171	0.177	0.170	43	38	116	145
TauTona Mine	0.306	0.317	0.325	0.351	144	147	437	483
ARGENTINA					**61**	**47**	**143**	**151**
Cerro Vanguardia - Attributable 92.50%	0.261	0.186	0.206	0.207	61	47	143	151
AUSTRALIA					**112**	**97**	**296**	**334**
Sunrise Dam	0.111	0.101	0.098	0.092	112	97	296	265
Union Reefs	-	-	-	0.031	-	-	-	69
BRAZIL					**88**	**88**	**251**	**239**
AngloGold Ashanti Brazil	0.232	0.218	0.223	0.187	64	65	181	167
Serra Grande - Attributable 50%	0.227	0.230	0.227	0.231	24	23	70	72
GHANA					**195**	**123**	**318**	**-**
Bibiani	0.061	0.052	0.058	-	46	25	71	-
Iduapriem - Attributable 85%	0.053	0.043	0.050	-	55	27	82	-
Obuasi	0.095	0.093	0.094	-	94	71	165	-
GUINEA					**23**	**17**	**40**	**-**
Siguiri - Attributable 85%	0.033	0.033	0.033	-	23	17	40	-
MALI					**99**	**103**	**311**	**462**
Morila - Attributable 40%	0.099	0.089	0.103	0.252	37	34	114	270
Sadiola - Attributable 38%	0.069	0.082	0.080	0.078	38	44	128	121
Yatela - Attributable 40%	0.105	0.105	0.105	0.084	24	25	69	71
NAMIBIA					**18**	**16**	**49**	**57**
Navachab	0.046	0.042	0.044	0.052	18	16	49	57
TANZANIA					**148**	**140**	**380**	**214**
Geita - Attributable 100% May 2004	0.100	0.101	0.104	0.090	148	140	380	214
USA					**90**	**76**	**238**	**314**
Cripple Creek & Victor J.V.	0.017	0.017	0.018	0.020	90	76	238	207
Jerritt Canyon J.V. - Attributable 70%	-	-	-	0.216	-	-	-	107
ZIMBABWE					**5**	**4**	**9**	**-**
Freda-Rebecca	0.050	0.047	0.048	-	5	4	9	-
ANGLOGOLD ASHANTI					**1,628**	**1,490**	**4,352**	**4,226**
Underground Operations	0.216	0.217	0.222	0.232	865	830	2,426	2,547
Surface and Dump Reclamation	0.010	0.009	0.009	0.008	94	95	277	240
Open-pit Operations	0.087	0.085	0.089	0.041	521	439	1,279	1,151
Heap leach Operations [2]	0.023	0.024	0.024	0.024	148	126	370	288
					1,628	**1,490**	**4,352**	**4,226**

[1] Yield excludes surface operations. Attributable production at Moab Khotsong yielded 5,900 ounces which will be capitalised against pre-production costs

[2] The yield is calculated on gold placed into leach pad inventory / tonnes placed onto leach pad.



Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
	Productivity per employee - oz				**Gold sold - oz (000)**			
SOUTH AFRICA	**8.37**	**8.23**	**8.10**	**6.83**	**788**	**778**	**2,317**	**2,456**
Vaal River								
Great Noligwa Mine	9.94	9.21	9.10	7.03	207	196	592	594
Kopanang Mine	7.14	7.41	7.23	5.53	119	122	363	372
Tau Lekoa Mine	5.61	6.46	5.88	5.56	70	81	218	242
Surface Operations	36.11	30.61	30.58	21.11	34	30	90	87
Ergo	9.37	10.61	10.32	8.60	53	59	174	152
West Wits								
Mponeng Mine	8.37	7.44	7.70	7.79	118	105	327	380
Savuka Mine	4.55	3.97	4.02	3.39	43	38	116	145
TauTona Mine	10.25	10.41	10.26	9.52	144	146	437	483
Surface Operations	-	-	-	-	-	-	-	1
ARGENTINA	**31.95**	**26.18**	**26.29**	**33.97**	**60**	**46**	**145**	**154**
Cerro Vanguardia - Attributable 92.50%	31.95	26.18	26.29	33.97	60	46	145	154
AUSTRALIA	**93.72**	**76.86**	**79.85**	**74.19**	**113**	**97**	**296**	**334**
Sunrise Dam	105.74	90.88	92.60	94.91	113	97	296	264
Union Reefs	-	-	-	53.19	-	-	-	70
BRAZIL	**19.42**	**22.09**	**17.72**	**14.50**	**88**	**87**	**252**	**238**
AngloGold Ashanti Brazil	20.53	20.58	19.29	14.20	64	65	182	168
Serra Grande - Attributable 50%	33.87	27.67	29.26	30.48	24	22	70	70
GHANA	**9.73**	**9.75**	**9.74**	**-**	**197**	**122**	**319**	**-**
Bibiani	21.75	32.92	24.76	-	46	25	71	-
Iduapriem - Attributable 85%	23.70	19.59	22.17	-	55	27	82	-
Obuasi	6.06	6.75	6.34	-	96	70	166	-
GUINEA	**7.79**	**8.78**	**8.19**	**-**	**45**	**-**	**45**	**-**
Siguiri - Attributable 85%	7.79	8.78	8.19	-	45	-	45	-
MALI	**43.66**	**44.37**	**44.79**	**74.32**	**97**	**108**	**309**	**460**
Morila - Attributable 40%	43.95	43.51	48.36	128.04	34	35	111	268
Sadiola - Attributable 38%	56.80	63.24	60.50	59.39	39	44	128	121
Yatela - Attributable 40%	31.54	29.38	27.95	34.25	24	28	70	71
NAMIBIA	**23.49**	**25.19**	**24.03**	**16.46**	**19**	**17**	**51**	**54**
Navachab	23.49	25.19	24.03	16.46	19	17	51	54
TANZANIA	**36.31**	**37.26**	**38.09**	**35.99**	**154**	**127**	**374**	**214**
Geita - Attributable 100% May 2004	36.31	37.26	38.09	35.99	154	127	374	214
USA	**95.82**	**80.80**	**84.41**	**67.05**	**90**	**76**	**241**	**314**
Cripple Creek & Victor J.V.	95.82	80.80	84.41	70.59	90	76	241	208
Jerritt Canyon J.V. - Attributable 70%	-	-	-	61.07	-	-	-	106
ZIMBABWE	**3.66**	**2.67**	**3.16**	**-**	**5**	**4**	**9**	**-**
Freda-Rebecca	3.66	2.67	3.16	-	5	4	9	-
ANGLOGOLD ASHANTI	**11.79**	**11.46**	**11.46**	**8.04**	**1,656**	**1,463**	**4,358**	**4,224**



Key **operating results**

PER REGION & OPERATION

US Dollar / Imperial	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
	Total cash costs[1] - $/oz				Total production costs[1] - $/oz			
SOUTH AFRICA	**297**	**279**	**286**	**218**	**342**	**321**	**331**	**246**
Vaal River								
Great Noligwa Mine	233	223	230	189	259	249	257	207
Kopanang Mine	303	263	280	214	335	294	312	238
Tau Lekoa Mine	406	316	361	249	468	370	418	272
Surface Operations	221	232	234	190	221	232	234	190
Ergo	391	391	384	344	433	424	421	372
West Wits								
Mponeng Mine	314	323	317	207	378	386	379	251
Savuka Mine	451	462	454	387	516	545	540	430
TauTona Mine	253	229	234	166	317	289	294	200
Surface Operations	-	-	-	248	-	-	-	248
ARGENTINA	**146**	**187**	**169**	**145**	**251**	**325**	**297**	**259**
Cerro Vanguardia - Attributable 92.50%	145	187	169	145	250	325	296	259
AUSTRALIA	**242**	**265**	**263**	**244**	**307**	**332**	**331**	**301**
Sunrise Dam	231	255	251	227	292	317	314	291
BRAZIL	**128**	**128**	**129**	**128**	**179**	**176**	**181**	**185**
AngloGold Ashanti Brazil	130	129	132	139	183	179	186	197
Serra Grande - Attributable 50%	136	125	130	102	179	167	174	158
GHANA	**271**	**288**	**278**	**-**	**381**	**400**	**390**	**-**
Bibiani	235	237	236	-	347	358	351	-
Iduapriem - Attributable 85%	252	309	277	-	343	397	373	-
Obuasi	300	292	296	-	418	410	414	-
GUINEA	**504**	**386**	**453**	**-**	**571**	**516**	**548**	**-**
Siguiri - Attributable 85%	504	386	453	-	571	516	548	-
MALI	**245**	**235**	**221**	**142**	**323**	**309**	**297**	**208**
Morila - Attributable 40%	248	238	211	95	346	344	310	159
Sadiola - Attributable 38%	267	232	237	205	327	291	297	267
Yatela - Attributable 40%	233	238	247	214	312	295	313	290
NAMIBIA	**301**	**320**	**308**	**252**	**350**	**360**	**345**	**263**
Navachab	301	320	308	252	350	360	345	263
TANZANIA	**294**	**226**	**244**	**209**	**378**	**302**	**315**	**248**
Geita - Attributable 100% May 2004	294	226	244	209	378	302	315	248
USA	**223**	**212**	**217**	**226**	**308**	**276**	**296**	**332**
Cripple Creek & Victor J.V.	218	208	212	197	303	272	291	310
Jerritt Canyon J.V. - Attributable 70%	-	-	-	270	-	-	-	366
ZIMBABWE	**394**	**447**	**417**	**-**	**623**	**543**	**589**	**-**
Freda-Rebecca	394	447	417	-	623	543	589	-
ANGLOGOLD ASHANTI	**272**	**260**	**265**	**208**	**340**	**324**	**328**	**254**

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.



Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
	Cash operating profit - $m [1]				Adjusted operating profit - $m [2]			
SOUTH AFRICA	**78**	**73**	**254**	**274**	**49**	**46**	**174**	**241**
Vaal River								
Great Noligwa Mine	33	30	97	93	29	26	86	87
Kopanang Mine	12	13	43	40	9	10	34	35
Tau Lekoa Mine	-	4	9	19	(4)	1	(2)	16
Surface Operations	6	5	16	15	6	5	16	15
Ergo	**(2)**	**(2)**	**(2)**	**(3)**	**(2)**	**(2)**	**(2)**	**(3)**
West Wits								
Mponeng Mine	10	6	27	45	3	-	8	32
Savuka Mine	(3)	(4)	(10)	(12)	(5)	(7)	(16)	(13)
TauTona Mine	22	21	74	77	13	13	50	72
Surface Operations	-	-	-	-	-	-	-	-
ARGENTINA	**16**	**10**	**33**	**34**	**9**	**3**	**15**	**17**
Cerro Vanguardia - Attributable 92.50%	16	10	33	34	9	3	15	17
AUSTRALIA	**19**	**23**	**59**	**37**	**13**	**18**	**41**	**21**
Sunrise Dam	19	23	60	33	13	18	42	17
Union Reefs	-	-	(1)	4	-	-	(1)	4
BRAZIL	**22**	**23**	**61**	**55**	**18**	**19**	**49**	**42**
AngloGold Ashanti Brazil	16	17	44	37	13	14	35	28
Serra Grande - Attributable 50%	6	6	17	18	5	5	14	14
GHANA	**15**	**7**	**22**	**-**	**-**	**-**	**-**	**-**
Bibiani	7	3	10	-	2	-	2	-
Iduapriem - Attributable 85%	5	-	5	-	2	-	2	-
Obuasi	3	4	7	-	(4)	-	(4)	-
GUINEA	**(2)**	**(2)**	**(4)**	**-**	**(1)**	**(2)**	**(3)**	**-**
Siguiri - Attributable 85%	(2)	(2)	(4)	-	(1)	(2)	(3)	-
MALI	**13**	**14**	**47**	**94**	**5**	**8**	**25**	**65**
Morila - Attributable 40%	3	4	17	66	-	1	6	49
Sadiola - Attributable 38%	6	6	20	18	3	4	13	11
Yatela - Attributable 40%	4	4	10	10	2	3	6	5
NAMIBIA	**1**	**2**	**5**	**7**	**1**	**1**	**3**	**6**
Navachab	1	2	5	7	1	1	3	6
TANZANIA	**8**	**14**	**36**	**23**	**-**	**8**	**17**	**15**
Geita - Attributable 100% May 2004	8	14	36	23	-	8	17	15
USA	**12**	**13**	**37**	**40**	**2**	**4**	**7**	**2**
Cripple Creek & Victor J.V.	12	13	37	35	2	4	7	7
Jerritt Canyon J.V. - Attributable 70%	-	-	-	5	-	-	-	(5)
ZIMBABWE	**1**	**(1)**	**-**	**-**	**-**	**(1)**	**(1)**	**-**
Freda-Rebecca	1	(1)	-	-	-	(1)	(1)	-
OTHER	**8**	**11**	**25**	**22**	**2**	**4**	**10**	**13**
ANGLOGOLD ASHANTI	**191**	**187**	**575**	**586**	**98**	**108**	**337**	**422**

[1] Adjusted operating profit plus amortisation of mining assets less non-cash revenues.

[2] Operating profit excluding unrealised non-hedge derivatives.



Development

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended September 2004

Statistics are shown in metric units	Advance	Sampled					
	metres	metres	channel	gold		uranium	
			width cm	g/t	cm.g/t	kg/t	cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	3,952	382	117.4	18.03	2,117	0.88	103.50
"C" reef	-	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	6,515	1,086	13.0	227.00	2,951	4.15	53.90
"C" reef	-	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	4,428	1,072	81.5	9.62	784	0.10	7.99
Moab Khotsong Mine							
Vaal reef	3,400	44	117.5	22.77	2,675	0.03	3.00
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	124	-	-	-	-	-	-
Carbon Leader reef	4,965	62	23.3	101.16	2,357	-	-
Savuka Mine							
Ventersdorp Contact reef	505	-	-	-	-	-	-
Carbon Leader reef	740	184	30.1	96.54	2,906	-	-
Mponeng Mine							
Ventersdorp Contact reef	5,311	1,136	79.5	33.58	2,670	-	-

Statistics are shown in imperial units	Advance	Sampled					
	feet	feet	channel	gold		uranium	
			width inches	oz/t	ft.oz/t	lb/t	ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	12,966	1,253	46.22	0.53	2.04	1.76	6.78
"C" reef	-	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	21,375	3,563	5.12	6.62	2.82	8.30	3.54
"C" reef	-	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	14,528	3,517	32.09	0.28	0.75	0.20	0.53
Moab Khotsong Mine							
Vaal reef	11,155	144	46.26	0.66	2.56	0.06	0.23
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	407	-	-	-	-	-	-
Carbon Leader reef	16,291	203	9.17	2.95	2.25	-	-
Savuka Mine							
Ventersdorp Contact reef	1,658	-	-	-	-	-	-
Carbon Leader reef	2,427	604	11.85	2.82	2.78	-	-
Mponeng Mine							
Ventersdorp Contact reef	17,425	3,727	31.30	0.98	2.56	-	-



South Africa

VAAL RIVER

GREAT NOLIGWA MINE					Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
					Rand / Metric				Dollar / Imperial			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		111	105	315	312	1,197	1,125	3,391	3,357
Milled	- 000 tonnes	/	- 000 tons		606	615	1,764	1,784	668	678	1,945	1,966
Yield	- g / t	/	- oz / t		10.60	9.95	10.44	10.37	0.309	0.290	0.304	0.302
Gold produced	- kg	/	- oz (000)		6,427	6,121	18,414	18,493	207	196	592	594
Gold sold	- kg	/	- oz (000)		6,428	6,117	18,409	18,491	207	196	592	594
Price received	- R / kg	/	- $ / oz	- sold	84,210	82,152	85,949	91,339	410	389	407	366
Total cash costs [1]	- R	/	- $	- ton milled	505	471	507	488	72	65	70	57
	- R / kg	/	- $ / oz	- produced	47,641	47,340	48,609	47,118	233	223	230	189
Total production costs [1]	- R / kg	/	- $ / oz	- produced	52,938	52,764	54,288	51,698	259	249	257	207
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		312	295	286	273	10.02	9.48	9.20	8.79
Actual	- g	/	- oz		309	286	283	219	9.94	9.21	9.10	7.03
Target	- m²	/	- ft²		5.06	4.80	4.73	4.02	54.51	51.63	50.87	43.29
Actual	- m²	/	- ft²		5.35	4.89	4.84	3.69	57.59	52.63	52.10	39.68
FINANCIAL RESULTS (MILLION)												
Gold income					508	481	1,491	1,597	80	73	227	205
Cost of sales					357	337	1,021	1,015	56	51	155	130
Cash operating costs					303	287	886	978	48	43	135	126
Other cash costs					3	3	9	8	-	1	1	1
Total cash costs					306	290	895	986	48	44	136	127
Retrenchment costs					3	3	13	1	-	1	2	-
Rehabilitation and other non-cash costs					5	6	19	9	1	1	3	1
Production costs					314	299	927	996	49	46	141	128
Amortisation of mining assets					27	24	73	49	4	4	11	6
Inventory change					16	14	21	(30)	3	1	3	(4)
					151	144	470	582	24	22	72	75
Realised non-hedge derivatives					34	22	91	91	5	4	14	12
Adjusted operating profit					185	166	561	673	29	26	86	87
Capital expenditure [1]					48	65	161	220	7	10	25	28

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa
VAAL RIVER

KOPANANG MINE				Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	118	121	351	361	1,269	1,301	3,780	3,885
Milled	- 000 tonnes	/	- 000 tons	533	520	1,520	1,664	588	573	1,676	1,834
Yield	- g / t	/	- oz / t	6.96	7.35	7.42	6.96	0.203	0.214	0.216	0.203
Gold produced	- kg	/	- oz (000)	3,707	3,821	11,279	11,582	119	122	363	372
Gold sold	- kg	/	- oz (000)	3,708	3,817	11,275	11,582	119	122	363	372
Price received	- R / kg	/	- $ / oz - sold	83,764	82,361	85,860	91,475	408	390	407	365
Total cash costs [1]	- R	/	- $ - ton milled	431	410	439	373	61	56	61	43
	- R / kg	/	- $ / oz - produced	61,912	55,814	59,146	53,598	303	263	280	214
Total production costs [1]	- R / kg	/	- $ / oz - produced	68,664	62,249	65,797	59,513	335	294	312	238
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	211	212	210	177	6.79	6.80	6.76	5.69
Actual	- g	/	- oz	222	230	225	172	7.14	7.41	7.23	5.53
Target	- m²	/	- ft²	6.69	6.71	6.64	5.35	72.03	72.23	71.51	57.54
Actual	- m²	/	- ft²	7.06	7.29	7.00	5.36	76.00	78.42	75.38	57.65
FINANCIAL RESULTS (MILLION)											
Gold income				293	300	915	1,004	46	45	139	129
Cost of sales				254	246	745	787	39	37	113	101
Cash operating costs				227	211	660	736	36	32	100	94
Other cash costs				2	3	7	7	-	1	1	1
Total cash costs				229	214	667	743	36	33	101	95
Retrenchment costs				-	-	2	1	-	-	-	-
Rehabilitation and other non-cash costs				3	4	10	5	-	-	2	1
Production costs				232	218	679	749	36	33	103	96
Amortisation of mining assets				22	20	62	37	3	3	9	5
Inventory change				-	8	4	1	-	1	1	-
				39	54	170	217	7	8	26	28
Realised non-hedge derivatives				17	15	53	55	2	2	8	7
Adjusted operating profit				56	69	223	272	9	10	34	35
Capital expenditure [1]				58	61	165	176	9	9	25	22

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.



South Africa

VAAL RIVER

TAU LEKOA MINE					Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		107	109	322	312	1,151	1,169	3,461	3,361
Milled	- 000 tonnes	/	- 000 tons		575	602	1,751	1,746	634	664	1,931	1,925
Yield	- g / t	/	- oz / t		3.80	4.17	3.88	4.31	0.111	0.122	0.113	0.126
Gold produced	- kg	/	- oz (000)		2,184	2,509	6,788	7,518	70	81	218	242
Gold sold	- kg	/	- oz (000)		2,185	2,506	6,786	7,516	70	81	218	242
Price received	- R / kg	/	- $ / oz	- sold	83,544	82,373	85,708	91,375	408	390	406	364
Total cash costs[1]	- R	/	- $	- ton milled	316	279	295	268	45	38	41	31
	- R / kg	/	- $ / oz	- produced	83,134	67,030	76,152	62,239	406	316	361	249
Total production costs[1]	- R / kg	/	- $ / oz	- produced	95,789	78,451	88,236	68,102	468	370	418	272
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		222	221	219	176	7.15	7.12	7.03	5.67
Actual	- g	/	- oz		175	201	183	173	5.61	6.46	5.88	5.56
Target	- m²	/	- ft²		9.21	9.24	9.10	7.43	99.08	99.47	97.93	80.00
Actual	- m²	/	- ft²		8.55	8.70	8.66	7.19	91.98	93.63	93.23	77.34
FINANCIAL RESULTS (MILLION)												
Gold income					172	198	550	650	27	30	84	83
Cost of sales					205	201	601	558	32	30	91	71
Cash operating costs					180	166	512	519	29	25	78	67
Other cash costs					2	1	5	4	-	-	1	1
Total cash costs					182	167	517	523	29	25	79	68
Retrenchment costs					1	1	3	2	-	-	-	-
Rehabilitation and other non-cash costs					2	3	7	3	-	1	1	-
Production costs					185	171	527	528	29	26	80	68
Amortisation of mining assets					24	27	72	26	4	3	11	3
Inventory change					(4)	3	2	4	(1)	1	-	-
					(33)	(3)	(51)	92	(5)	-	(7)	12
Realised non-hedge derivatives					11	9	32	36	1	1	5	4
Adjusted operating profit					(22)	6	(19)	128	(4)	1	(2)	16
Capital expenditure[1]					41	40	115	83	6	6	17	11

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.



South Africa
VAAL RIVER

					Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
SURFACE OPERATIONS					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
Milled	- 000 tonnes	/	- 000 tons		1,387	1,720	4,539	4,427	1,529	1,896	5,004	4,880
Yield	- g / t	/	- oz / t		0.76	0.55	0.62	0.61	0.022	0.016	0.018	0.018
Gold produced	- kg	/	- oz (000)		1,061	940	2,818	2,704	35	31	90	87
Gold sold	- kg	/	- oz (000)		1,061	939	2,817	2,703	34	30	90	87
Price received	- R / kg	/	- $ / oz	- sold	83,173	82,425	85,131	91,415	406	391	404	363
Total cash costs	- R	/	- $	- ton milled	35	27	31	29	5	4	4	3
	- R / kg	/	- $ / oz	- produced	45,233	49,274	49,388	47,657	221	232	234	190
Total production costs	- R / kg	/	- $ / oz	- produced	45,233	49,274	49,388	47,669	221	232	234	190
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		784	726	677	322	25.19	23.33	21.77	10.34
Actual	- g	/	- oz		1,123	952	951	656	36.11	30.61	30.58	21.11
FINANCIAL RESULTS (MILLION)												
Gold income					84	74	227	235	13	12	35	30
Cost of sales					50	44	139	129	8	7	21	16
Cash operating costs					48	46	139	129	8	7	21	16
Other cash costs					-	-	-	-	-	-	-	-
Total cash costs					48	46	139	129	8	7	21	16
Retrenchment costs					-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs					-	-	-	-	-	-	-	-
Production costs					48	46	139	129	8	7	21	16
Amortisation of mining assets					-	-	-	-	-	-	-	-
Inventory change					2	(2)	-	-	-	-	-	-
					34	30	88	106	5	5	14	14
Realised non-hedge derivatives					4	3	12	12	1	-	2	1
Adjusted operating profit					38	33	100	118	6	5	16	15
Capital expenditure					40	20	64	-	6	3	10	-



South Africa

ERGO

ERGO				Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
				Rand / Metric				**Dollar / Imperial**			
SURFACE AND DUMP RECLAMATION											
Material treated	- 000 tonnes	/	- 000 tons	6,770	8,173	22,645	23,307	7,462	9,010	24,961	25,691
Yield	- g / t	/	- oz / t	0.24	0.23	0.24	0.20	0.007	0.007	0.007	0.006
Gold produced	- kg	/	- oz (000)	1,645	1,855	5,419	4,716	53	59	174	152
Gold sold	- kg	/	- oz (000)	1,645	1,855	5,417	4,716	53	59	174	152
Price received	- R / kg	/	- $ / oz - sold	83,658	81,990	85,821	87,624	409	389	407	347
Total cash costs	- R	/	- $ - ton treated	19	19	19	17	3	3	3	2
	- R / kg	/	- $ / oz - produced	79,848	82,869	81,258	86,239	391	391	384	344
Total production costs	- R / kg	/	- $ / oz - produced	88,536	89,777	89,012	93,242	433	424	421	372
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	236	274	262	275	7.59	8.82	8.43	8.85
Actual	- g	/	- oz	291	330	321	267	9.37	10.61	10.32	8.60
FINANCIAL RESULTS (MILLION)											
Gold income				129	145	439	408	20	22	67	52
Cost of sales				149	166	483	436	24	25	73	55
Cash operating costs				131	153	438	405	21	23	67	52
Other cash costs				1	1	2	2	-	-	-	-
Total cash costs				132	154	440	407	21	23	67	52
Retrenchment costs				1	-	2	1	-	-	-	-
Rehabilitation and other non-cash costs				13	13	40	29	2	2	6	4
Production costs				146	167	482	437	23	25	73	56
Amortisation of mining assets				-	-	-	3	-	-	-	-
Inventory change				3	(1)	1	(4)	1	-	-	(1)
				(20)	(21)	(44)	(28)	(4)	(3)	(6)	(3)
Realised non-hedge derivatives				9	7	26	5	2	1	4	-
Adjusted operating profit				(11)	(14)	(18)	(23)	(2)	(2)	(2)	(3)
Capital expenditure				-	-	-	-	-	-	-	-



South Africa

WEST WITS

			Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
MPONENG MINE			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	84	80	236	253	905	864	2,540	2,719
Milled	- 000 tonnes	/ - 000 tons	423	419	1,224	1,315	466	462	1,349	1,449
Yield	- g / t	/ - oz / t	8.65	7.80	8.30	8.99	0.252	0.227	0.242	0.262
Gold produced	- kg	/ - oz (000)	3,657	3,266	10,157	11,820	118	105	327	380
Gold sold	- kg	/ - oz (000)	3,660	3,263	10,156	11,814	118	105	327	380
Price received	- R / kg	/ - $ / oz - sold	83,588	81,991	85,590	88,380	408	388	406	352
Total cash costs [1]	- R	/ - $ - ton milled	557	534	555	465	79	74	77	54
	- R / kg	/ - $ / oz - produced	64,344	68,486	66,931	51,682	314	323	317	207
Total production costs [1]	- R / kg	/ - $ / oz - produced	77,390	81,698	79,869	62,893	378	386	379	251
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	240	232	232	190	7.71	7.45	7.45	6.10
Actual	- g	/ - oz	260	231	239	242	8.37	7.44	7.70	7.79
Target	- m²	/ - ft²	5.81	5.66	5.51	4.55	62.59	60.90	59.26	48.96
Actual	- m²	/ - ft²	5.98	5.68	5.56	5.18	64.41	61.18	59.88	55.77
FINANCIAL RESULTS (MILLION)										
Gold income			289	256	823	1,023	45	39	125	131
Cost of sales			287	268	813	796	45	41	124	102
Cash operating costs			233	222	673	683	37	33	103	88
Other cash costs			2	2	7	6	-	-	1	1
Total cash costs			235	224	680	689	37	33	104	89
Retrenchment costs			-	1	2	2	-	-	-	-
Rehabilitation and other non-cash costs			2	1	5	2	-	1	1	-
Production costs			237	226	687	693	37	34	105	89
Amortisation of mining assets			46	40	124	100	7	6	19	13
Inventory change			4	2	2	3	1	1	-	-
			2	(12)	10	227	-	(2)	1	29
Realised non-hedge derivatives			17	11	46	21	3	2	7	3
Adjusted operating profit			19	(1)	56	248	3	-	8	32
Capital expenditure [1]			103	98	290	375	16	15	44	48

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa

WEST WITS

SAVUKA MINE				Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
					Rand / Metric				Dollar / Imperial		
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	44	40	123	121	475	424	1,321	1,304
Milled	- 000 tonnes	/	- 000 tons	211	198	594	775	232	218	654	854
Yield	- g / t	/	- oz / t	6.36	5.87	6.07	5.83	0.186	0.171	0.177	0.170
Gold produced	- kg	/	- oz (000)	1,340	1,162	3,601	4,521	43	38	116	145
Gold sold	- kg	/	- oz (000)	1,341	1,161	3,600	4,511	43	38	116	145
Price received	- R / kg	/	- $ / oz - sold	83,878	81,915	85,680	88,726	409	388	407	353
Total cash costs [1]	- R	/	- $ - ton milled	587	575	581	566	84	79	80	66
	- R / kg	/	- $ / oz - produced	92,197	97,928	95,864	97,008	451	462	454	387
Total production costs [1]	- R / kg	/	- $ / oz - produced	105,703	115,465	114,076	107,789	516	545	540	430
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	142	136	138	124	4.55	4.36	4.45	3.98
Actual	- g	/	- oz	142	123	125	105	4.55	3.97	4.02	3.39
Target	- m²	/	- ft²	4.87	4.64	4.59	4.09	52.40	49.96	49.43	44.03
Actual	- m²	/	- ft²	4.66	4.18	4.26	2.82	50.17	45.00	45.86	30.39
FINANCIAL RESULTS (MILLION)											
Gold income				106	91	291	389	17	14	44	50
Cost of sales				142	136	409	497	23	21	63	64
Cash operating costs				122	113	341	472	20	17	52	61
Other cash costs				1	2	4	4	-	-	1	1
Total cash costs				123	115	345	476	20	17	53	62
Retrenchment costs				-	1	10	5	-	-	1	1
Rehabilitation and other non-cash costs				6	6	17	4	1	1	3	-
Production costs				129	122	372	485	21	18	57	63
Amortisation of mining assets				12	13	39	10	2	3	6	1
Inventory change				1	1	(2)	2	-	-	-	-
				(36)	(45)	(118)	(108)	(6)	(7)	(19)	(14)
Realised non-hedge derivatives				6	4	18	12	1	-	3	1
Adjusted operating profit				(30)	(41)	(100)	(96)	(5)	(7)	(16)	(13)
Capital expenditure [1]				12	15	41	111	2	2	6	14

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.

South Africa
WEST WITS

TAUTONA MINE					Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
					Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/	- 000 ft²		75	69	213	224	803	736	2,295	2,410
Milled	- 000 tonnes	/	- 000 tons		426	419	1,220	1,246	470	462	1,345	1,374
Yield	- g / t	/	- oz / t		10.49	10.88	11.14	12.05	0.306	0.317	0.325	0.351
Gold produced	- kg	/	- oz (000)		4,474	4,559	13,591	15,020	144	147	437	483
Gold sold	- kg	/	- oz (000)		4,476	4,555	13,588	15,016	144	146	437	483
Price received	- R / kg	/	- $ / oz	- sold	84,090	82,055	86,038	88,297	409	389	407	352
Total cash costs [1]	- R	/	- $	- ton milled	542	529	551	502	77	73	76	58
	- R / kg	/	- $ / oz	- produced	51,642	48,572	49,486	41,684	253	229	234	166
Total production costs [1]	- R / kg	/	- $ / oz	- produced	64,828	61,076	62,126	50,113	317	289	294	200
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		365	338	344	297	11.75	10.87	11.05	9.56
Actual	- g	/	- oz		319	324	319	296	10.25	10.41	10.26	9.52
Target	- m²	/	- ft²		5.36	5.15	5.15	4.53	57.75	55.46	55.45	48.78
Actual	- m²	/	- ft²		5.32	4.85	5.00	4.41	57.24	52.20	53.86	47.52
FINANCIAL RESULTS (MILLION)												
Gold income					354	357	1,102	1,295	55	54	167	166
Cost of sales					290	286	841	765	45	44	128	99
Cash operating costs					229	219	665	705	36	33	101	91
Other cash costs					2	3	7	7	-	1	1	1
Total cash costs					231	222	672	712	36	34	102	92
Retrenchment costs					-	-	5	1	-	-	1	-
Rehabilitation and other non-cash costs					2	2	9	4	-	-	1	-
Production costs					233	224	686	717	36	34	104	92
Amortisation of mining assets					57	54	158	36	9	8	24	5
Inventory change					-	8	(3)	12	-	2	-	2
					64	71	261	530	10	10	39	67
Realised non-hedge derivatives					22	16	67	31	3	3	11	5
Adjusted operating profit					86	87	328	561	13	13	50	72
Capital expenditure [1]					99	101	266	179	15	15	40	23

[1] 2003 restated to reflect the change in accounting treatment of ore reserve development expenditure.



Argentina

			Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
CERRO VANGUARDIA - Attributable 92.50%			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes /	- 000 tons	4,424	4,386	12,733	11,557	4,876	4,834	14,035	12,740
Treated	- 000 tonnes /	- 000 tons	212	227	628	659	234	250	692	727
Stripping ratio	- t (mined total - mined ore) / t mined ore		18.99	19.05	19.08	18.37	18.99	19.05	19.08	18.37
Yield	- g / t /	- oz / t	8.93	6.39	7.07	7.11	0.261	0.186	0.206	0.207
Gold in ore	- kg /	- oz (000)	1,987	1,524	4,621	4,880	64	49	149	157
Gold produced	- kg /	- oz (000)	1,894	1,449	4,440	4,687	61	47	143	151
Gold sold	- kg /	- oz (000)	1,865	1,438	4,518	4,791	60	46	145	154
Price received	- R / kg /	- $ / oz - sold	78,062	76,430	78,080	84,477	380	361	370	333
Total cash costs	- R / kg /	- $ / oz - produced	29,780	39,673	35,561	36,433	145	187	169	145
Total production costs	- R / kg /	- $ / oz - produced	51,210	68,938	62,479	65,177	250	325	296	259
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	1,226	962	970	1,644	39.43	30.94	31.19	52.87
Actual	- g /	- oz	994	814	818	1,057	31.95	26.18	26.29	33.97
FINANCIAL RESULTS (MILLION)										
Gold income			157	120	383	425	25	19	58	54
Cost of sales			99	105	287	302	16	16	43	39
Cash operating costs			43	48	125	137	7	7	19	18
Other cash costs			13	10	33	34	2	1	5	4
Total cash costs			56	58	158	171	9	8	24	22
Rehabilitation and other non-cash costs			-	1	1	2	-	-	-	-
Production costs			56	59	159	173	9	8	24	22
Amortisation of mining assets			40	42	118	132	7	7	18	17
Inventory change			3	4	10	(3)	-	1	1	-
			58	15	96	123	9	3	15	15
Realised non-hedge derivatives			(1)	(1)	(3)	13	-	-	-	2
Adjusted operating profit			57	14	93	136	9	3	15	17
Capital expenditure			20	25	59	55	3	4	9	7



Australia

SUNRISE DAM				Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	3,820	4,171	12,001	15,474	4,996	5,454	15,697	20,240
Treated	- 000 tonnes	/	- 000 tons	919	866	2,733	2,612	1,013	955	3,013	2,880
Stripping ratio	- t (mined total - mined ore) / t mined ore			8.28	8.94	10.04	16.27	8.28	8.94	10.04	16.27
Yield	- g / t	/	- oz / t	3.81	3.47	3.37	3.15	0.111	0.101	0.098	0.092
Gold produced	- kg	/	- oz (000)	3,496	3,008	9,196	8,233	112	97	296	265
Gold sold	- kg	/	- oz (000)	3,511	3,010	9,217	8,222	113	97	296	264
Price received	- R / kg	/	- $ / oz - sold	85,869	88,462	91,908	92,045	418	422	437	366
Total cash costs	- R / kg	/	- $ / oz - produced	47,223	53,942	53,040	56,934	231	255	251	227
Total production costs	- R / kg	/	- $ / oz - produced	59,743	67,013	66,310	73,026	292	317	314	291
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	2,653	2,552	2,452	3,132	85.31	82.03	78.82	100.70
Actual	- g	/	- oz	3,289	2,827	2,880	2,952	105.74	90.88	92.60	94.91
FINANCIAL RESULTS (MILLION)											
Gold income				286	273	804	741	45	41	123	95
Cost of sales				220	148	574	618	34	22	88	79
Cash operating costs				158	156	469	451	25	24	71	58
Other cash costs				7	6	19	18	1	1	3	2
Total cash costs				165	162	488	469	26	25	74	60
Rehabilitation and other non-cash costs				2	2	6	6	-	-	1	1
Production costs				167	164	493	475	26	25	75	61
Amortisation of mining assets				42	37	116	127	6	5	18	16
Inventory change				11	(53)	(35)	16	2	(8)	(5)	2
				66	125	230	123	11	19	35	16
Realised non-hedge derivatives				16	(6)	43	17	2	(1)	7	1
Adjusted operating profit				82	119	273	140	13	18	42	17
Capital expenditure				43	43	125	81	7	6	19	10



Brazil

ANGLOGOLD ASHANTI BRAZIL			Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	226	220	630	676	249	242	695	745
Treated	- 000 tonnes	/ - 000 tons	205	214	608	673	226	236	671	743
Yield	- g / t	/ - oz / t	8.13	7.91	7.94	6.99	0.237	0.231	0.232	0.204
Gold produced	- kg	/ - oz (000)	1,669	1,694	4,832	4,710	54	55	155	152
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	-	-	-	24	-	-	-	26
Yield	- g / t	/ - oz / t	-	-	-	1.90	-	-	-	0.055
Gold produced	- kg	/ - oz (000)	-	-	-	45	-	-	-	1
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	7	28	82	599	8	31	91	660
Treated	- 000 tonnes	/ - 000 tons	7	23	47	33	8	26	52	36
Stripping ratio	- t (mined total - mined ore) / t mined ore		-	0.23	0.74	17.11	-	0.23	0.74	17.11
Yield	- g / t	/ - oz / t	3.18	3.54	3.64	3.64	0.093	0.103	0.106	0.106
Gold in ore	- kg	/ - oz (000)	24	77	172	126	1	3	6	4
Gold produced	- kg	/ - oz (000)	22	83	172	120	1	3	6	4
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	766	638	1,613	2,595	844	704	1,778	2,861
Placed [1]	- 000 tonnes	/ - 000 tons	69	46	135	84	76	51	149	92
Stripping ratio	- t (mined total - mined ore) / t mined ore		10.31	12.93	10.96	30.08	10.31	12.93	10.96	30.08
Yield [2]	- g / t	/ - oz / t	3.33	4.45	3.77	2.81	0.097	0.130	0.110	0.082
Gold placed [3]	- kg	/ - oz (000)	230	204	510	235	7	7	16	8
Gold produced	- kg	/ - oz (000)	307	226	632	317	10	7	20	10
TOTAL										
Yield [4]	- g / t	/ - oz / t	7.96	7.48	7.63	6.38	0.232	0.218	0.223	0.187
Gold produced	- kg	/ - oz (000)	1,998	2,003	5,636	5,192	64	65	181	167
Gold sold	- kg	/ - oz (000)	2,002	2,014	5,661	5,229	64	65	182	168
Price received	- R / kg	/ - $ / oz - sold	75,680	83,520	78,639	91,527	370	393	372	364
Total cash costs	- R / kg	/ - $ / oz - produced	26,689	27,300	27,935	34,824	130	129	132	139
Total production costs	- R / kg	/ - $ / oz - produced	37,606	37,993	39,184	49,424	183	179	186	197
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	586	576	556	433	18.85	18.53	17.88	13.92
Actual	- g	/ - oz	639	640	600	442	20.53	20.58	19.29	14.20
FINANCIAL RESULTS (MILLION)										
Gold income			149	150	429	458	23	23	65	59
Cost of sales			70	76	216	256	11	12	32	34
Cash operating costs			52	53	153	176	8	8	23	23
Other cash costs			2	2	5	5	-	1	1	1
Total cash costs			53	55	157	181	8	9	24	24
Rehabilitation and other non-cash costs			-	-	-	5	-	-	-	1
Production costs			53	55	158	186	8	9	24	25
Amortisation of mining assets			22	21	63	71	3	3	9	9
Inventory change			(5)	-	(5)	(1)	(1)	-	(1)	-
			79	74	213	202	12	11	32	25
Realised non-hedge derivatives			3	18	16	21	1	3	2	3
Adjusted operating profit			82	92	229	223	13	14	35	28
Capital expenditure			51	55	140	135	8	8	21	17

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation.

Brazil

SERRA GRANDE - Attributable 50%				Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	95	92	281	280	104	101	309	309
Treated	- 000 tonnes	/	- 000 tons	95	92	280	283	105	102	308	312
Yield	- g / t	/	- oz / t	7.78	7.87	7.77	7.91	0.227	0.230	0.227	0.231
Gold produced	- kg	/	- oz (000)	742	729	2,171	2,239	24	23	70	72
Gold sold	- kg	/	- oz (000)	758	689	2,174	2,177	24	22	70	70
Price received	- R / kg	/	- $ / oz - sold	74,408	83,035	77,059	91,350	363	391	365	363
Total cash costs	- R / kg	/	- $ / oz - produced	27,961	26,504	27,525	25,570	136	125	130	102
Total production costs	- R / kg	/	- $ / oz - produced	36,727	35,340	36,703	39,561	179	167	174	158
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	860	839	838	890	27.64	26.96	26.93	28.60
Actual	- g	/	- oz	1,053	861	910	948	33.87	27.67	29.26	30.48
FINANCIAL RESULTS (MILLION)											
Gold income				56	51	162	191	9	8	26	24
Cost of sales				28	24	80	85	4	4	12	11
Cash operating costs				20	19	58	55	3	3	9	7
Other cash costs				1	-	2	2	-	-	-	-
Total cash costs				21	19	60	57	3	3	9	7
Rehabilitation and other non-cash costs				-	-	-	1	-	-	-	-
Production costs				21	19	60	58	3	3	9	7
Amortisation of mining assets				6	6	20	30	1	1	3	4
Inventory change				-	(1)	-	(3)	-	-	-	-
				28	27	82	106	5	4	14	13
Realised non-hedge derivatives				1	6	6	8	-	1	-	1
Adjusted operating profit				29	33	88	114	5	5	14	14
Capital expenditure				4	9	17	16	1	1	3	2



Ghana

BIBIANI			Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	1	2	3	-	2	2	4	-
Treated	- 000 tonnes	/ - 000 tons	21	2	23	-	23	2	25	-
Yield	- g / t	/ - oz / t	0.18	3.28	0.40	-	0.005	0.096	0.012	-
Gold produced	- kg	/ - oz (000)	4	5	9	-	-	-	-	-
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	1,258	729	1,987	-	1,386	804	2,190	-
Treated	- 000 tonnes	/ - 000 tons	654	440	1,094	-	721	485	1,206	-
Stripping ratio	- t (mined total - mined ore) / t mined ore		1.58	2.83	1.93	-	1.58	2.83	1.93	-
Yield	- g / t	/ - oz / t	2.16	1.78	2.01	-	0.063	0.052	0.059	-
Gold in ore	- kg	/ - oz (000)	1,457	522	1,979	-	47	17	64	-
Gold produced	- kg	/ - oz (000)	1,413	783	2,196	-	46	25	71	-
TOTAL										
Yield	- g / t	/ - oz / t	2.10	1.79	1.97	-	0.061	0.052	0.058	-
Gold produced	- kg	/ - oz (000)	1,417	788	2,205	-	46	25	71	-
Gold sold	- kg	/ - oz (000)	1,417	788	2,205	-	46	25	71	-
Price received	- R / kg	/ - $ / oz - sold	81,397	82,555	81,811	-	397	391	395	-
Total cash costs	- R / kg	/ - $ / oz - produced	48,201	50,177	48,907	-	235	237	236	-
Total production costs	- R / kg	/ - $ / oz - produced	71,190	75,617	72,773	-	347	358	351	-
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	492	1,244	516	-	15.82	40.00	16.59	-
Actual	- g	/ - oz	677	1,024	770	-	21.75	32.92	24.76	-
FINANCIAL RESULTS (MILLION)										
Gold income			117	66	183	-	18	10	28	-
Cost of sales			104	65	169	-	16	10	26	-
Cash operating costs			63	36	99	-	9	6	15	-
Other cash costs			6	3	9	-	1	-	1	-
Total cash costs			69	39	108	-	10	6	16	-
Rehabilitation and other non-cash costs			-	1	1	-	1	-	1	-
Production costs			69	40	109	-	11	6	17	-
Amortisation of mining assets			31	20	51	-	5	3	8	-
Inventory change			4	5	9	-	-	1	1	-
			13	1	14	-	2	-	2	-
Realised non-hedge derivatives			(2)	(1)	(3)	-	-	-	-	-
Adjusted operating profit			11	-	11	-	2	-	2	-
Capital expenditure			14	13	27	-	2	2	4	-



Ghana

IDUAPRIEM - Attributable 85%			Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes /	- 000 tons	5,178	3,315	8,493	-	5,707	3,655	9,362	-
Treated	- 000 tonnes /	- 000 tons	932	542	1,474	-	1,028	597	1,625	-
Stripping ratio	- t (mined total - mined ore) / t mined ore		5.50	4.80	5.21	-	5.50	4.80	5.21	-
Yield	- g / t /	- oz / t	1.79	1.48	1.67	-	0.052	0.043	0.049	-
Gold in ore	- kg /	- oz (000)	1,582	1,019	2,601	-	51	33	84	-
Gold produced	- kg /	- oz (000)	1,666	802	2,468	-	53	26	79	-
HEAP LEACH OPERATION										
Mined	- 000 tonnes /	- 000 tons	2	23	25	-	1	26	27	-
Placed [1]	- 000 tonnes /	- 000 tons	-	9	9	-	-	10	10	-
Stripping ratio	- t (mined total - mined ore) / t mined ore		-	-	-	-	-	-	-	-
Yield [2]	- g / t /	- oz / t	-	-	-	-	-	-	-	-
Gold placed [3]	- kg /	- oz (000)	-	-	-	-	-	-	-	-
Gold produced	- kg /	- oz (000)	40	36	76	-	1	1	2	-
TOTAL										
Yield [4]	- g / t /	- oz / t	1.83	1.48	1.72	-	0.053	0.043	0.050	-
Gold produced	- kg /	- oz (000)	1,706	838	2,544	-	55	27	82	-
Gold sold	- kg /	- oz (000)	1,706	845	2,551	-	55	27	82	-
Price received	- R / kg /	- $ / oz - sold	76,841	84,757	81,179	-	375	400	391	-
Total cash costs	- R / kg /	- $ / oz - produced	51,750	65,545	57,646	-	252	309	277	-
Total production costs	- R / kg /	- $ / oz - produced	70,431	84,258	77,476	-	343	397	373	-
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	628	807	646	-	20.20	25.96	20.77	-
Actual	- g /	- oz	737	609	689	-	23.70	19.59	22.17	-
FINANCIAL RESULTS (MILLION)										
Gold income			143	75	218	-	23	11	34	-
Cost of sales			123	70	193	-	20	10	30	-
Cash operating costs			84	51	135	-	13	8	21	-
Other cash costs			8	4	12	-	2	-	2	-
Total cash costs			92	55	147	-	15	8	23	-
Rehabilitation and other non-cash costs			2	1	3	-	1	-	1	-
Production costs			94	56	150	-	16	8	24	-
Amortisation of mining assets			27	15	42	-	4	2	6	-
Inventory change			2	(1)	1	-	-	-	-	-
			-				-			
			20	5	25	-	3	1	4	-
Realised non-hedge derivatives			(8)	(3)	(11)	-	(1)	(1)	(2)	-
Adjusted operating profit			12	2	14	-	2	-	2	-
			-				-			
Capital expenditure			8	3	11	-	1	1	2	-

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total yield excludes the heap leach operation.



Ghana

OBUASI			Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes /	- 000 tons	475	330	805	-	524	363	887	-
Treated	- 000 tonnes /	- 000 tons	475	344	819	-	523	379	902	-
Yield	- g / t /	- oz / t	5.45	5.39	5.42	-	0.159	0.157	0.158	-
Gold produced	- kg /	- oz (000)	2,587	1,852	4,439	-	83	60	143	-
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes /	- 000 tons	283	247	530	-	312	272	584	-
Yield	- g / t /	- oz / t	0.76	0.68	0.72	-	0.022	0.020	0.021	-
Gold produced	- kg /	- oz (000)	215	168	383	-	7	5	12	-
OPEN-PIT OPERATION										
Mined	- 000 tonnes /	- 000 tons	649	583	1,232	-	716	643	1,359	-
Treated	- 000 tonnes /	- 000 tons	151	99	250	-	166	109	275	-
Stripping ratio	- t (mined total - mined ore) / t mined ore		6.95	6.93	6.94	-	6.95	6.93	6.94	-
Yield	- g / t /	- oz / t	1.02	1.76	1.31	-	0.030	0.051	0.038	-
Gold in ore	- kg /	- oz (000)	-	354	354	-	-	11	11	-
Gold produced	- kg /	- oz (000)	153	175	328	-	5	6	11	-
TOTAL										
Yield	- g / t /	- oz / t	3.25	3.18	3.22	-	0.095	0.093	0.094	-
Gold produced	- kg /	- oz (000)	2,956	2,194	5,150	-	94	71	165	-
Gold sold	- kg /	- oz (000)	2,983	2,167	5,150	-	96	70	166	-
Price received	- R / kg /	- $ / oz - sold	77,736	84,892	80,747	-	379	400	388	-
Total cash costs	- R / kg /	- $ / oz - produced	61,411	61,905	61,622	-	300	292	296	-
Total production costs	- R / kg /	- $ / oz - produced	85,541	86,944	86,139	-	418	410	414	-
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	187	238	183	-	6.00	7.65	5.88	-
Actual	- g /	- oz	189	210	197	-	6.06	6.75	6.34	-
FINANCIAL RESULTS (MILLION)										
Gold income			250	192	442	-	39	29	68	-
Cost of sales			254	186	440	-	40	28	68	-
Cash operating costs			170	127	297	-	26	20	46	-
Other cash costs			11	9	20	-	2	1	3	-
Total cash costs			181	136	317	-	28	21	49	-
Retrenchment costs			7	-	7	-	1	-	1	-
Rehabilitation and other non-cash costs			-	-	-	-	-	-	-	-
Production costs			188	136	324	-	29	21	50	-
Amortisation of mining assets			64	55	119	-	10	8	18	-
Inventory change			2	(5)	(3)	-	1	(1)	-	-
			(4)	6	2	-	(1)	1	-	-
Realised non-hedge derivatives			(18)	(8)	(26)	-	(3)	(1)	(4)	-
Adjusted operating profit			(22)	(2)	(24)	-	(4)	-	(4)	-
Capital expenditure			83	48	131	-	13	7	20	-

Guinea

SIGUIRI - Attributable 85%			Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes /	- 000 tons	2,657	1,029	3,686	-	2,928	1,135	4,063	-
Placed [1]	- 000 tonnes /	- 000 tons	307	593	900	-	339	653	992	-
Stripping ratio	- t (mined total - mined ore) / t mined ore		2.52	0.46	1.53	-	2.52	0.46	1.53	-
Yield [2]	- g / t /	- oz / t	1.14	1.12	1.13	-	0.033	0.033	0.033	-
Gold placed [3]	- kg /	- oz (000)	350	663	1,013	-	12	21	33	-
Gold produced	- kg /	- oz (000)	705	535	1,240	-	23	17	40	-
Gold sold	- kg /	- oz (000)	1,391	-	1,391	-	45	-	45	-
Price received	- R / kg /	- $ / oz - sold	80,101	-	81,491	-	384	-	390	-
Total cash costs	- R / kg /	- $ / oz - produced	103,589	82,013	94,288	-	504	386	453	-
Total production costs	- R / kg /	- $ / oz - produced	117,083	109,599	114,150	-	571	516	548	-
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	520	566	506	-	16.71	18.21	16.28	-
Actual	- g /	- oz	242	273	255	-	7.79	8.78	8.19	-
FINANCIAL RESULTS (MILLION)										
Gold income			127	-	127	-	20	-	20	-
Cost of sales			127	9	136	-	20	1	21	-
Cash operating costs			71	42	113	-	10	7	17	-
Other cash costs			2	2	4	-	1	-	1	-
Total cash costs			73	44	117	-	11	7	18	-
Rehabilitation and other non-cash costs			4	3	7	-	1	-	1	-
Production costs			77	47	124	-	12	7	19	-
Amortisation of mining assets			7	11	18	-	1	2	3	-
Inventory change			43	(49)	(6)	-	7	(8)	(1)	-
			-				-			
			-	(9)	(9)	-	-	(1)	(1)	-
Realised non-hedge derivatives			(10)	(4)	(14)	-	(1)	(1)	(2)	-
Adjusted operating profit			(10)	(13)	(23)	-	(1)	(2)	(3)	-
			-				-			
Capital expenditure			120	94	214	-	19	14	33	-

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Mali

					Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
MORILA - Attributable 40%					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/	- 000 bcy		1,015	786	2,795	2,720	1,328	1,028	3,656	3,558
Mined	- 000 tonnes	/	- 000 tons		2,770	2,175	7,641	6,982	3,053	2,397	8,423	7,697
Treated	- 000 tonnes	/	- 000 tons		336	346	1,000	969	371	382	1,102	1,069
Stripping ratio	- t (mined total - mined ore) / t mined ore				4.07	4.11	4.53	4.63	4.07	4.11	4.53	4.63
Yield	- g / t	/	- oz / t		3.40	3.06	3.53	8.66	0.099	0.089	0.103	0.252
Gold produced	- kg	/	- oz (000)		1,143	1,058	3,533	8,391	37	34	114	270
Gold sold	- kg	/	- oz (000)		1,067	1,089	3,443	8,348	34	35	111	268
Price received	- R / kg	/	- $ / oz	- sold	74,580	74,061	76,825	85,873	361	353	363	341
Total cash costs	- R / kg	/	- $ / oz	- produced	51,129	50,383	44,577	23,779	248	238	211	95
Total production costs	- R / kg	/	- $ / oz	- produced	71,095	72,640	65,470	39,904	346	344	310	159
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		1,939	2,302	2,174	3,652	62.33	74.02	69.89	117.41
Actual	- g	/	- oz		1,367	1,353	1,504	3,983	43.95	43.51	48.36	128.04
FINANCIAL RESULTS (MILLION)												
Gold income					78	79	261	716	12	12	40	92
Cost of sales					78	78	226	335	12	12	35	43
Cash operating costs					53	48	139	150	8	7	21	19
Other cash costs					6	6	18	50	1	1	3	6
Total cash costs					58	54	157	200	9	8	24	25
Rehabilitation and other non-cash costs					2	1	5	4	-	-	1	1
Production costs					60	55	162	204	9	8	25	26
Amortisation of mining assets					21	22	69	132	3	3	11	17
Inventory change					(3)	1	(5)	(1)	-	1	(1)	-
					-	1	35	381	-	-	5	49
Realised non-hedge derivatives					1	2	4	2	-	1	1	-
Adjusted operating profit					1	3	39	383	-	1	6	49
Capital expenditure					-	1	5	29	-	1	1	4



Mali

				Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
SADIOLA - Attributable 38%				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/	- 000 bcy	576	751	2,145	2,719	753	981	2,806	3,557
Mined	- 000 tonnes	/	- 000 tons	1,161	1,386	4,092	5,050	1,279	1,528	4,510	5,566
Treated	- 000 tonnes	/	- 000 tons	507	493	1,439	1,412	559	543	1,586	1,556
Stripping ratio	- t (mined total - mined ore) / t mined ore			1.91	1.17	1.40	2.59	1.91	1.17	1.40	2.59
Yield	- g / t	/	- oz / t	2.36	2.82	2.76	2.67	0.069	0.082	0.080	0.078
Gold produced	- kg	/	- oz (000)	1,196	1,386	3,967	3,774	38	44	128	121
Gold sold	- kg	/	- oz (000)	1,220	1,375	3,989	3,772	39	44	128	121
Price received	- R / kg	/	- $ / oz - sold	81,273	82,614	84,261	90,233	397	392	399	359
Total cash costs	- R / kg	/	- $ / oz - produced	54,745	49,087	50,057	51,464	267	232	237	205
Total production costs	- R / kg	/	- $ / oz - produced	66,988	61,607	62,619	67,215	327	291	297	267
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	1,742	1,676	1,826	2,170	56.00	53.89	58.72	69.75
Actual	- g	/	- oz	1,767	1,967	1,882	1,847	56.80	63.24	60.50	59.39
FINANCIAL RESULTS (pILLION)											
Gold income				99	115	337	337	16	18	51	43
Cost of sales				80	86	248	252	13	14	38	32
Cash operating costs				59	60	175	171	9	10	27	22
Other cash costs				7	8	24	23	1	1	4	3
Total cash costs				66	68	199	194	10	11	31	25
Rehabilitation and other non-cash costs				-	1	3	3	-	1	-	-
Production costs				66	69	202	197	10	12	31	25
Amortisation of mining assets				14	16	47	56	3	2	7	7
Inventory change				-	1	(1)	(1)	-	-	-	-
				19	29	89	85	3	4	13	11
Realised non-hedge derivatives				-	(1)	(1)	3	-	-	-	-
Adjusted operating profit				19	28	88	88	3	4	13	11
Capital expenditure				9	12	28	18	1	2	4	2



Mali

		Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
YATELA - Attributable 40%		**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS									
HEAP LEACH OPERATION									
Mined	- 000 tonnes / - 000 tons	1,308	1,985	6,259	5,163	1,442	2,187	6,900	5,692
Placed [1]	- 000 tonnes / - 000 tons	254	303	815	763	280	334	899	841
Stripping ratio	- t (mined total - mined ore) / t mined ore	3.71	4.91	5.27	7.78	3.71	4.91	5.27	7.78
Yield [2]	- g / t / - oz / t	3.61	3.61	3.60	2.88	0.105	0.105	0.105	0.084
Gold placed [3]	- kg / - oz (000)	918	1,094	2,934	2,336	30	35	94	75
Gold produced	- kg / - oz (000)	739	769	2,143	2,198	24	25	69	71
Gold sold	- kg / - oz (000)	739	880	2,184	2,203	24	28	70	71
Price received	- R / kg / - $ / oz - sold	83,310	83,553	84,502	88,491	402	395	400	352
Total cash costs	- R / kg / - $ / oz - produced	48,110	50,423	52,332	53,651	233	238	247	214
Total production costs	- R / kg / - $ / oz - produced	64,171	62,370	66,159	72,618	312	295	313	290
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	1,270	1,044	1,084	1,326	40.82	33.58	34.85	42.64
Actual	- g / - oz	981	914	869	1,065	31.54	29.38	27.95	34.25
FINANCIAL RESULTS (MILLION)									
Gold income		62	73	185	195	10	12	28	25
Cost of sales		48	56	147	158	8	9	22	20
Cash operating costs		31	34	99	104	5	5	15	13
Other cash costs		5	5	13	14	1	-	2	2
Total cash costs		36	39	112	118	6	5	17	15
Rehabilitation and other non-cash costs		1	1	4	4	-	1	1	-
Production costs		37	40	116	122	6	6	18	15
Amortisation of mining assets		11	8	26	38	2	1	4	5
Inventory change		-	8	5	(2)	-	2	-	-
		14	17	38	37	2	3	6	5
Realised non-hedge derivatives		-	-	-	-	-	-	-	-
Adjusted operating profit		14	17	38	37	2	3	6	5
Capital expenditure		3	5	15	40	1	1	2	5

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.



Namibia

			Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
NAVACHAB			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm /	- 000 bcy	395	15	410	1,023	517	19	536	1,338
Mined	- 000 tonnes /	- 000 tons	1,421	39	1,461	2,820	1,566	43	1,610	3,108
Treated	- 000 tonnes /	- 000 tons	367	345	1,011	993	404	381	1,114	1,094
Stripping ratio	- t (mined total - mined ore) / t mined ore		3.45	0.33	3.19	1.11	3.45	0.33	3.19	1.11
Yield	- g / t /	- oz / t	1.56	1.46	1.52	1.79	0.046	0.042	0.044	0.052
Gold produced	- kg /	- oz (000)	572	503	1,535	1,780	18	16	49	57
Gold sold	- kg /	- oz (000)	588	538	1,586	1,685	19	17	51	54
Price received	- R / kg /	- $ / oz - sold	79,318	83,549	83,233	88,310	387	396	395	350
Total cash costs	- R / kg /	- $ / oz - produced	61,773	67,876	64,885	63,000	301	320	308	252
Total production costs	- R / kg /	- $ / oz - produced	71,690	76,372	72,770	65,861	350	360	345	263
PRODUCTIVITY PER EMPLOYEE										
Target	- g /	- oz	510	405	479	610	16.40	13.02	15.40	19.62
Actual	- g /	- oz	731	783	747	512	23.49	25.19	24.03	16.46
FINANCIAL RESULTS (MILLION)										
Gold income			47	44	132	149	7	7	20	19
Cost of sales			41	39	113	100	6	6	17	13
Cash operating costs			35	34	99	95	6	6	15	12
Other cash costs			-	-	1	1	-	-	-	-
Total cash costs			35	34	100	96	6	6	15	12
Rehabilitation and other non-cash costs			-	-	1	-	-	(1)	-	-
Production costs			35	34	101	96	6	5	15	12
Amortisation of mining assets			6	4	11	5	-	1	2	1
Inventory change			-	1	1	(1)	-	-	-	-
			6	5	19	49	1	1	3	6
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Adjusted operating profit			6	5	19	49	1	1	3	6
Capital expenditure			12	101	118	16	2	15	18	2



Tanzania

					Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
GEITA - Attributable 100% May 2004					**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS												
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/	- 000 bcy		2,743	4,367	8,361	8,343	3,587	5,677	10,936	10,913
Mined	- 000 tonnes	/	- 000 tons		10,673	11,236	29,701	22,178	11,765	12,386	32,740	24,447
Treated	- 000 tonnes	/	- 000 tons		1,342	1,253	3,316	2,161	1,479	1,382	3,655	2,382
Stripping ratio	- t (mined total - mined ore) / t mined ore				6.73	6.60	7.40	9.94	6.73	6.60	7.40	9.94
Yield	- g / t	/	- oz / t		3.42	3.46	3.57	3.07	0.100	0.101	0.104	0.090
Gold produced	- kg	/	- oz (000)		4,592	4,339	11,825	6,646	148	140	380	214
Gold sold	- kg	/	- oz (000)		4,790	3,949	11,635	6,646	154	127	374	214
Price received	- R / kg	/	- $ / oz	- sold	75,601	76,043	75,793	79,286	368	357	360	318
Total cash costs	- R / kg	/	- $ / oz	- produced	60,159	48,015	51,060	52,318	294	226	244	209
Total production costs	- R / kg	/	- $ / oz	- produced	77,414	64,139	66,095	62,111	378	302	315	248
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/	- oz		889	1,187	977	1,426	28.59	38.18	31.41	45.84
Actual	- g	/	- oz		1,129	1,159	1,185	1,119	36.31	37.26	38.09	35.99
FINANCIAL RESULTS (MILLION)												
Gold income					359	299	874	521	56	45	133	67
Cost of sales					364	256	766	411	57	38	117	53
Cash operating costs					260	193	562	324	41	29	86	42
Other cash costs					16	16	42	24	3	2	6	3
Total cash costs					276	209	604	348	44	31	93	45
Rehabilitation and other non-cash costs					2	2	5	5	-	1	1	-
Production costs					278	211	609	353	44	32	93	45
Amortisation of mining assets					77	68	173	60	12	10	26	8
Inventory change					9	(23)	(16)	(2)	1	(4)	(3)	-
					(5)	43	108	110	(1)	7	16	14
Realised non-hedge derivatives					3	2	8	6	1	1	1	1
Adjusted operating profit					(2)	45	116	116	-	8	17	15
Capital expenditure					15	19	40	54	2	3	6	7

USA

CRIPPLE CREEK & VICTOR J.V.				Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
HEAP LEACH OPERATION											
Mined	- 000 tonnes	/	- 000 tons	13,001	13,885	41,320	33,788	14,331	15,305	45,548	37,245
Placed [1]	- 000 tonnes	/	- 000 tons	4,728	4,722	13,882	12,474	5,212	5,206	15,302	13,751
Stripping ratio	- t (mined total - mined ore) / t mined ore			1.51	2.14	1.91	1.99	1.51	2.14	1.91	1.99
Yield [2]	- g / t	/	- oz / t	0.57	0.59	0.61	0.33	0.017	0.017	0.018	0.020
Gold placed [3]	- kg	/	- oz (000)	2,702	2,795	8,469	8,457	87	89	272	272
Gold produced	- kg	/	- oz (000)	2,804	2,373	7,414	6,456	90	76	238	207
Gold sold	- kg	/	- oz (000)	2,802	2,375	7,483	6,456	90	76	241	208
Price received	- R / kg	/	- $ / oz - sold	66,620	68,941	67,129	86,389	325	327	319	344
Total cash costs [4]	- R / kg	/	- $ / oz - produced	44,691	44,081	44,682	49,537	218	208	212	197
Total production costs	- R / kg	/	- $ / oz - produced	62,099	57,610	61,455	77,843	303	272	291	310
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	2,813	2,857	2,789	2,641	90.45	91.85	89.67	84.93
Actual	- g	/	- oz	2,980	2,513	2,625	2,196	95.82	80.80	84.41	70.59
FINANCIAL RESULTS (MILLION)											
Gold income				182	167	502	539	28	25	76	69
Cost of sales				174	137	455	502	27	20	69	65
Cash operating costs				125	127	381	430	20	19	58	55
Other cash costs				8	4	17	15	1	-	3	2
Total cash costs				134	131	398	445	21	19	61	57
Rehabilitation and other non-cash costs				(7)	(7)	(21)	(32)	(1)	(1)	(3)	(4)
Production costs				127	124	377	413	20	18	57	53
Amortisation of mining assets				66	60	200	215	10	9	30	28
Inventory change				(19)	(47)	(122)	(126)	(3)	(7)	(18)	(16)
				8	30	47	37	1	5	7	4
Realised non-hedge derivatives				5	(3)	-	18	1	(1)	-	3
Adjusted operating profit				13	27	47	55	2	4	7	7
Capital expenditure				48	18	82	167	7	3	12	21

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total cash cost calculation includes inventory change.



Zimbabwe

FREDA-REBECCA				Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003	Quarter ended September 2004	Quarter ended June 2004	Nine months ended September 2004	Nine months ended September 2003
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes	/	- 000 tons	63	45	108	-	69	50	119	-
Treated	- 000 tonnes	/	- 000 tons	63	45	108	-	69	50	119	-
Yield	- g / t	/	- oz / t	1.83	1.68	1.77	-	0.053	0.049	0.052	-
Gold produced	- kg	/	- oz (000)	114	77	191	-	4	2	6	-
OPEN-PIT OPERATION											
Mined	- 000 tonnes	/	- 000 tons	105	60	165	-	114	67	181	-
Treated	- 000 tonnes	/	- 000 tons	36	33	69	-	40	36	76	-
Stripping ratio	- t (mined total - mined ore) / t mined ore			1.91	0.84	1.40	-	1.91	0.84	1.40	-
Yield	- g / t	/	- oz / t	1.48	1.48	1.48	-	0.043	0.043	0.043	-
Gold in ore	- kg	/	- oz (000)	81	70	151	-	3	2	5	-
Gold produced	- kg	/	- oz (000)	53	49	102	-	1	2	3	-
TOTAL											
Yield	- g / t	/	- oz / t	1.70	1.60	1.66	-	0.050	0.047	0.048	-
Gold produced	- kg	/	- oz (000)	168	125	293	-	5	4	9	-
Gold sold	- kg	/	- oz (000)	168	125	293	-	5	4	9	-
Price received	- R / kg	/	- $ / oz - sold	90,962	88,265	89,809	-	447	418	435	-
Total cash costs	- R / kg	/	- $ / oz - produced	80,110	95,120	86,529	-	394	447	417	-
Total production costs	- R / kg	/	- $ / oz - produced	126,732	115,258	121,825	-	623	543	589	-
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	178	203	179	-	5.73	6.52	5.76	-
Actual	- g	/	- oz	114	83	98	-	3.66	2.67	3.16	-
FINANCIAL RESULTS (MILLION)											
Gold income				15	11	26	-	3	1	4	-
Cost of sales				20	15	35	-	3	2	5	-
Cash operating costs				13	12	25	-	2	2	4	-
Other cash costs				-	-	-	-	-	-	-	-
Total cash costs				13	12	25	-	2	2	4	-
Rehabilitation and other non-cash costs				-	1	1	-	-	-	-	-
Production costs				13	13	26	-	2	2	4	-
Amortisation of mining assets				7	2	9	-	1	-	1	-
Inventory change				-	-	-	-	-	-	-	-
				(5)	(4)	(9)	-	-	(1)	(1)	-
Realised non-hedge derivatives				-	-	-	-	-	-	-	-
Adjusted operating profit				(5)	(4)	(9)	-	-	(1)	(1)	-
Capital expenditure				7	2	9	-	1	-	1	-







AngloGold Ashanti

Administrative information

AngloGold Ashanti Limited

(formerly: AngloGold Limited)

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
Share codes:

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GSE:	AGA
Euronext Paris:	VA
Euronext Brussels:	ANG BB

JSE Sponsor: UBS

Auditors: Ernst & Young

Contacts

South Africa

Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail:
slenahan@AngloGoldAshanti.com

Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com

United States of America

Charles Carter
Telephone: (800) 417 9255 (toll free in USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail:
cecarter@AngloGoldAshanti.com

Australia

Andrea Maxey
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
E-mail:
amaxey@AngloGoldAshanti.com.au

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

PRINTED BY INCE (PTY) LIMITED

Directors

Executive

R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
Dr S E Jonah KBE †
K H Williams

Non-Executive

R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)

* British # American † Ghanaian

Offices

Registered and Corporate

Managing Secretary: Ms Y Z Simelane
Company Secretary: C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 775947

United Kingdom Secretaries

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Share Registrars

South Africa

Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
web.queries@computershare.co.za

United Kingdom

Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary

The Bank of New York ("BoNY")
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052

Global BuyDIRECT^{SM}

BoNY maintains a direct share purchase and dividend reinvestment plan for AngloGold Ashanti. Telephone: +1-888-BNY-ADRS

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion on such risk factors, refer to AngloGold's annual report on Form 20-F for the year ended 31 December 2003, which was filed with the Securities and Exchange Commission (SEC) on 19 March 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 29, 2004   By: /s/ C R BULL

                                           Name: C R Bull
                                           Title: Company Secretary